QRSciences
Holdings Ltd

8-10 Hamilton Street
Cannington 6107
Western Australia
T: +61 8 9358 5011
F: +61 8 9358 5022
www.qrsholdings.com

7 September 2009

09047004

By Hand Delivery

SUPPL

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: QRSciences Holdings Limited
U.S. Securities and Exchange Commission File Number 082-34852
Monthly Submission Under Exchange Act Rule 12g3-2(b)

Ladies and Gentlemen:

Attached please find QRSciences Holdings Limited's Rule 12g3-2(b) submission for 20 April 2009 to 1 September 2009, together with an index of the information attached.

Should you have any questions regarding this submission, please feel free to contact Jamie Taylor at + 61 3 9681 9854 or jtaylor@qcctv.com.au

Yours Faithfully,

JA Manning

per Jamie Taylor
Company Secretary

Attachments

SEC Mail Processing
Section

SEP 18 2009

Washington, DC
110

Exhibit Index on Page 2

dlo 9/30

SEC file number 082-34852

QRSciences Holdings Limited – Filings with the Australian Stock Exchange from 20 April 2009 to 1 September 2009.

Doc Date	Headline	Pages
04/20/2009	Helmsman to Recapitalize QRS Providing Expansion Capital	2
04/30/2009	Appendix 4C - Quarterly	6
04/30/2009	Quarterly Market Update	3
05/04/2009	Helmsman Capital Fund II Take Stake	2
05/05/2009	Appendix 3B	7
05/06/2009	Change of Director's Interest Notice	2
05/06/2009	Becoming a substantial holder	14
05/07/2009	Change of Director's Interest Notice	2
05/18/2009	Renounceable Issue	43
05/18/2009	Appendix 3B	8
05/19/2009	Amended Appendix 3B	8
05/19/2009	Spectrum to Unveil CarScan	3
05/19/2009	CarScan Brochure	6
06/02/2009	Confirmation of Prospectus Despatch	1
06/03/2009	QRSciences Enter Into Agreement With DSC	2
06/22/2009	Rights Issue Shortfall Notice	1
06/26/2009	Change of Director's Interest Notice	2
06/26/2009	Change of Director's Interest Notice	2
06/26/2009	Change of Director's Interest Notice	2
06/26/2009	Becoming a substantial holder	3
06/26/2009	Change in substantial holding	4
06/29/2009	Director Appointment	1
06/30/2009	Change of Director's Interest Notice	2
07/01/2009	Response to ASX Query re Appendix 3Y	3
07/02/2009	QRS Continues to Restructure and Cut Costs	1
07/03/2009	QRSciences Initiates Process for Unmarketable Parcels	4
07/09/2009	Corrective Announcement- Unmarketable Parcels	1
07/15/2009	Appendix 4C - Quarterly	6
07/15/2009	Quarterly Market Update	2
08/31/2009	Preliminary Final Report	15
09/01/2009	QRS Post Maiden Profit & Forecast Strong Growth for 2010	3

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

20 April 2009

Helmsman Funds Management to recapitalize QRS providing expansion capital

QRSciences (ASX:QRS) (QRSNY:PK) is pleased to announce that it has accepted an offer from Helmsman Funds Management Limited as Trustee and Manager of Helmsman Capital Fund II ("Helmsman") to provide expansion capital to fuel the Company's continuing growth and to retire the existing Convertible Note debt with Trafalgar Capital Specialized Investment Fund ("Trafalgar")("Offer"). Under the terms of the Offer Helmsman will make an initial investment of up to $2.6 million through a combination of senior debt, a private placement and an underwritten rights issue. The Offer is subject to a number of conditions, including entry into formal transaction documents.

Helmsman is a Sydney based special situation investor that focuses on industry consolidations, operational turnarounds and financial restructurings. Helmsman has raised over $140 million for investment from institutional and high net worth investors who see the value potential from the unique opportunities that Helmsman uncover.

Industry restructurings and consolidations will often occur following changes which have moved relative competiveness among the various industry participants. In this case it is Helmsman's objective to partner with QRS to be at the forefront of the changing dynamics of the Australian security industry and to assist QRS as it repositions itself for growth and profitable trading. Such repositioning might occur via any number of different strategies including an investment in new technology, acquiring a major supplier, divestiture of assets, merging with a competitor or re-engineering the supply chain to increase a competitive advantage.

Structure of the Capital Raising

The structure of the Capital raising will comprise three elements:

1. Private Placement of approximately 14% of the ordinary shares in QRSciences to Helmsman priced at 2.18 cents per share which is expected to be completed by the 27 April 2009.
2. $1.2 million interest only Senior Secured Debt Instrument maturing on March 31, 2012 with an annual interest rate of 15% (non-payment of interest does not constitute an event of default). Note due in its entirety at maturity. The facility is expected to be in place by the end of next week.
3. A 1 for 2 Renounceable Rights Issue priced at 2.18 cents per share which will be fully underwritten by Helmsman, subject to entry into a binding underwriting agreement. It is expected that the prospectus will be lodged within the next 3 weeks.

The Board of QRS deem it important to give all shareholders the opportunity to participate in this capital raising initiative and are hopeful that shareholders will take advantage of this unique opportunity to invest.

Disposition of Unmarketable Parcels

As part of the capital raising initiative QRS plans to buyback or dispose of all unmarketable parcels of stock held by shareholders.

Currently QRS has approximately 3000 shareholders, of which more than 2300 hold less than a marketable parcel ($500 worth or approximately 16,000 shares) of shares. The registry and related costs of maintaining a small shareholding are the same as the costs of maintaining a large shareholding. The sale or placement of these unmarketable parcels of shares will assist the Company to lower its share registry costs and enable shareholders with small shareholdings to sell their shares without brokerage costs.

If shareholders that hold unmarketable parcels wish to maintain their shareholding in QRS they will be given the opportunity to top up their shareholding in the upcoming rights issue to bring their holding above the $500 minimum parcel size.

About Helmsman

For more information on Helmsman please visit their website at www.helmsman.com.au

About QRSciences

QRSciences Holdings Limited is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business Q Video Systems is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

For more information on the Company please visit www.QRSciences.com or www.qcctv.com.au, phone +61 3 9681 9854

Rick Stokes

CEO

QRSciences Holdings Limited

QRSciences Holdings Ltd
5/435 Williamstown Rd,
Port Melbourne
VIC 3207 Australia
T: +61 3 9681 9884
F: +61 3 9646 2049
www.qrsciences.com

For Immediate release to the market

QRSCIENCES HOLDINGS LTD
ASX Code QRS

30 APRIL 2009

APPENDIX 4C

Please find attached Appendix 4C for the Quarter ended 31 March 2009 to be read in conjunction with ASX announcement titled "Quarterly Market Update".

For further information please contact Mr Jamie Taylor, Company Secretary and Chief Financial Officer on 03 9646 9016.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

QRSciences Holdings Limited

ABN	Quarter ended ("current quarter")
27 009 259 876	31 March 2009

Consolidated statement of cash flows

Cash flows related to operating activities			Current Quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers		4,384	14,943
1.2	Payments for	(a) staff costs	(919)	(3,007)
		(b) advertising and marketing	(27)	(137)
		(c) research and development	(162)	(529)
		(d) leased assets	(107)	(318)
		(e) other working capital	(3,694)	(13,751)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		4	19
1.5	Interest and other costs of finance paid		(85)	(249)
1.6	Income taxes paid		-	-
1.7	Other (Grant Income)		-	717
	Net operating cash flows		**(606)**	**(2,311)**

		Current Quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	**(606)**	**(1,710)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		-
	(b) equity investments		(114)
	(c) intellectual property		-
	(d) physical non-current assets	(20)	(66)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	300	620
1.13	Other (provide details if material)	-	
	Net investing cash flows	**280**	**441**
1.14	**Total operating and investing cash flows**	**(325)**	**(1,871)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	(148)	(437)
1.19	Dividends paid		-
1.20	Other (provide details if material)		-
	Net financing cash flows	**(148)**	**(437)**
	Net increase (decrease) in cash held	(473)	(2,308)
1.21	Cash at beginning of quarter/year to date	(721)	1,113
1.22	Exchange rate adjustments to item 1.20	18	18
1.23	**Cash at end of quarter**	**(1,176)**	**(1,176)**

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current Quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	112
1.25	Aggregate amount of loans to the parties included in item 1.11	

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

None

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

None

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	3,000	1,374
3.2	Credit standby arrangements	-	-

QRSciences Security Pty Ltd has a debtor finance facility in place with its bankers of AU $3million.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current Quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	198	611
4.2	Deposits at call		
4.3	Bank overdraft	(1,374)	(1,332)
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.23)	(1,176)	(721)

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: (Company secretary) Date: 30 April 2009

Print name: Jamie Taylor

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

30 April 2009

QUARTERLY MARKET UPDATE

- **Quarterly Revenue up 12.3% to $4.23m in Q3 FY09 against comparative quarter Q3 FY08**
- **On track to meet revenue guidance for FY09**
- **Group's net asset position strengthens**
- **Accepted finance offer from strategic institutional investor to fund continued growth**
- **The retirement of all Convertible Note debt with Trafalgar Capital Specialized Investment Fund will be completed shortly**
- **Cost cutting and operational reviews will continue through the end of the fiscal year**

Business Unit and Asset Summary

QRSciences Security Pty Ltd

- Revenues in the Q Video Systems (QVS) business continue to hold up and margins improve after improvement in Australian Dollar.
- Estimate 15-20% revenue growth in business unit in FY10
- Impact of weak Australian Dollar negatively effected cash flow
- Forecast sales improvement and strengthening Australian dollar should lead to recovery and return to profitability and positive cash flow
- Continued success with IP based video systems from Verint in Canada.
- Success with 2 major retail chain rollouts that will contribute to sales over the next 12 months.
- Continued development of the QVS brand of proprietary CCTV products that will underpin sales in the coming years.
- First sales of Detection Products by the Q Detection Systems (QDS) business in the Saudi Arabia with potential to expand our sales opportunities in the Middle East.

QRSciences Pty Ltd (QRS)

- The QRSciences technology business in Perth, Western Australia continues to work on the two Government contracts it has in hand, funded by Australian Customs, the U.S. Technical Support Working Group (TSWG) and National Security Sciences and Technology Unit branch of the Department of Prime Minister and Cabinet (NSST).
- Installations of the proprietary AMDS technology into Australia post mail gateways continues on schedule and maintenance contracts over the next 3 years provide ongoing revenue.
- Development of an enhanced AMDS prototype funded by Australian Customs, The Office of Prime Minister and Cabinet and the US Government through TSWG will further broaden the range of applications of this new technology.
- First phase of the Air Cargo Screening development work sponsored under a NSST contract has been successfully completed. Trials and corresponding results were very positive in a highly publicized area of security and observed by the US Government, Australian Government and military security representatives from the US.
- Continues to develop its core technology Quadrupole Resonance (QR) and to work with interested parties to unlock the potential of the technology in new security/ contraband detection applications.
- Due to slow commercial development and the associated commercial risk of the QR technology the Company released a suite of patents originally owned by British Technology Group (BTG) resulting in approximately a $5m reduction in liabilities on the Company's balance sheet.
- The technology group in Perth has undergone significant restructuring over the past 18 months and is currently self funding with contract research revenue, grant, along with product and service revenue.
- Visit http://www.qrsciences.com for more information

Spectrum SDI (Spectrum)

- Spectrum recently raised approximately US$ 1.1m at US$ 7 per share, valuing QRS stake at approximately A$ 5.245m
- Capital raising reduced QRS stake to 25.53%
- Ongoing maintenance of Cast*Scope* at 11 major airports including Los Angeles, New York, Washington D.C., Denver, Atlanta and Minneapolis.
- Demonstrating Car*Scan* product at FPED VII in May 2009 in the Washington D.C. area. FPED is the premier tradeshow for marketing equipment to the US Government and is sponsored by Office of the Under Secretary of Defense for Acquisition, Technology & Logistics (OUSDAT&L), Department of Energy (DOE), Department of Homeland Security (DHS), Joint Staff (JS), National Institute of Justice (NIJ), National Nuclear Security Administration (NNSA) and Technical Support Working Group (TSWG). Please visit http://www.fped7.org for more information.

- Concurrent with FPED an additional Car*Scan* unit will undergo testing and field-trials by two US Government agencies at undisclosed locations. Applications for the Car*Scan* product include border and maritime security, critical infrastructure protection, military applications.
- Visit http://www.spectrumsdi.com for more information

Diversified Opportunities (DVOP.OB)

- DVOP is a fully audited public shell company that trades on the US bulletin board.

About QRSciences

QRSciences Holdings Limited is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business Q Video Systems is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

For more information on the Company please visit www.QRSciences.com or www.qcctv.com.au phone +61 3 9681 9854

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

4 May 2009

Helmsman Capital Fund II Take Stake

The Company recently announced the offer from Helmsman Funds Management Limited as Trustee and Manager of Helmsman Capital Fund II ("Helmsman") to provide expansion capital to fuel the Company's continuing growth and to retire the existing Convertible Note debt with Trafalgar Capital Specialized Investment Fund. The Helmsman offer was subject to a number of conditions, which have now been satisfied.

Helmsman has now completed two of the three elements of the recapitalisation including:

1. Entering into a $1.2 million interest only Senior Secured Debt Instrument maturing on March 31, 2012.
2. Entering into an agreement for the Private Placement to Helmsman of 12% of the ordinary shares in QRSciences at 2.18 cents per share.

The third part of the Capital Raising initiative is a Renounceable Rights Issue underwritten by Helmsman. The prospectus for the rights issue is expected to be lodged shortly. It is expected that the Rights Issue will close in late June 2009. Helmsman and QRS have entered into an Underwritering Agreement (subject to customary termination rights) to ensure full take up of the Rights Issue.

The Board of QRS deem it important to give all shareholders the opportunity to participate in this capital raising initiative and are hopeful that shareholders will take advantage of this unique opportunity to invest.

On Completion of the Rights Issue the Company intends to commence the plan to either buyback or dispose of all unmarketable parcels of stock held by shareholders. Unmarketable parcels in this context are defined as parcels of QRS shares that are valued at under $500 at the time of the formal notification of the plan.

The intention of the Rights Issue is to give all shareholders the opportunity to top up their shareholding above $ 500, if they desire.

Commenting on the completion of the Capital Raising Rick Stokes, CEO QRSciences Limited said, "the commitment that Helmsman has shown to QRS and our business plan will underpin the future growth of the Company and puts QRS in a solid position to deliver on our plans to turn QRS into a profitable long term Company that will over time deliver returns to our shareholders."

About Helmsman

Helmsman Capital is Australia's leading mid market special situations investor providing capital for balance sheet restructuring, operational turnarounds and industry consolidations. For more information on Helmsman please visit their website at www.helmsman.com.au

About QRSciences

QRSciences Holdings Limited is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business Q Video Systems is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

For more information on the Company please visit www.QRSciences.com or www.qcctv.com.au, phone +61 3 9681 9854

Rick Stokes

CEO

QRSciences Holdings Limited

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	*** 12,425,864
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, the Ordinary shares to be issued will rank equally with the existing Ordinary shares.
5	Issue price or consideration	*** $0.02182
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	*** Ordinary shares issued in line with Helmsman Funds Management Ltd Placement Offer
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5th May 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	101,156,837	Fully paid ordinary shares
		43,035,039 *(**85,000 subject to voluntary restriction of ESP)*	$0.45 Listed Options to acquire fully paid ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	450,000	$0.15 Unlisted Options to acquire fully paid ordinary shares exp 22/04/2010
		50,500	$1.00 Unlisted Options to acquire fully paid ordinary shares exp 30/09/2010
		450,000	$0.20 Unlisted Options to acquire fully paid ordinary shares expiry 22/04/2011
		1,114,384	$0.30 Unlisted Options to acquire fully paid ordinary shares expiry 10/05/2012
		906,859	$0.30 Unlisted Options to acquire fully paid ordinary shares expiry 19/10/2012
		3,801,547	$0.587 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
		3,801,547	$0.797 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
		7,500,000	$0.237 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

For personal use only

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their	

	entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 5 May 2009

Print name: Jamie Taylor

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Robert G Halverson
Date of last notice	23 April 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	As Show
Date of change	06 May 2009
No. of securities held prior to change Direct <Halverson Super Fund A/C>	519,180 Ordinary Shares. 42,000 $0.45 Options exp. 30/06/2012
Class	Fully Paid Ordinary Shares
Number acquired	987,777 Ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$65,121.21

+ See chapter 19 for defined terms.

No. of securities held after change Direct <Halverson Super Fund A/C>	1,506,957 Ordinary Shares. 42,000 $0.45 Options exp. 30/06/2012
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market Transfer

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Richard J Stokes
Date of last notice	23 April 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	As Shown
Date of change	7 May 2009
No. of securities held prior to change Mr RJ Stokes & Mrs LM Stokes <Stokes Superannuation Fund> RDMLHoldings Pty Ltd	 272,500 Ordinary Shares. 751,317 Ordinary Shares 80,826 Listed $0.45 Options exp. 30/06/2012
Class	Fully Paid Ordinary Shares
Number acquired Richard J Stokes	 228,876 Ordinary shares 250,000 Options at $0.15 exp 22/04/10 250,000 Options at $0.20 exp 22/04/11
Number disposed/Cancelled	250,000 Options at $0.15 exp 22/04/10 250,000 Options at $0.20 exp 22/04/11
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil

+ See chapter 19 for defined terms.

No. of securities held after change Mr RJ Stokes & Mrs LM Stokes <Stokes Superannuation Fund> RDML Holdings Pty Ltd	 501,376 Ordinary Shares. 751,317 Ordinary Shares 80,826 Listed $0.45 Options exp. 30/06/2012
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Cancellation of Options

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

QRSciences

Holdings Limited

18 May 2009

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Sir / Madam

QRSciences Holdings Limited (ASX: QRS) lodges prospectus for rights issue

QRSciences Holdings Limited (**Company**) today lodged a prospectus offering up to approximately 50,578,419 New Shares at an issue price 2.182 cents per New Share by way of a renounceable pro-rata entitlements issue of 1 New Share for every 2 Existing Shares held by shareholders registered as at the Record Date whose registered address is in Australia or New Zealand, ("**Rights Issue**").

The Rights Issue is being fully underwritten by Helmsman Funds Management Limited in its capacity as trustee of Helmsman Capital Fund Trust IIA.

QRS expects the Rights Issue to be conducted in accordance with the following timetable:

Securities are quoted on an "ex" basis (the "ex" date) and rights trading commences	21 May 2009
Record Date for Rights Issue	27 May 2009
Send Prospectus and serially numbered entitlement and acceptance forms to persons entitled	2 June 2009
Announce despatch has been completed	2 June 2009
Rights trading ends	10 June 2009
Acceptances close at 5pm	17 June 2009
Notify ASX of under subscriptions	22 June 2009
Despatch date of holding statements	25 June 2009
Normal trading starts	26 June 2009

The above dates are indicative only. QRS reserves the right to extend the closing date of the Rights Issue, subject to ASX Listing Rules in which case the date of issue of the securities will alter accordingly.

A prospectus for the Rights Issue has been lodged with ASIC. The Prospectus and Appendix 3B are attached.

Eligible shareholders will receive a copy of the Prospectus and must complete the Application Form accompanying the Prospectus to take up their entitlements. Eligible shareholders may also apply for additional shares in excess of their entitlement.

As announced on 20 April 2009, the Company intends to conduct a sale of unmarketable parcels following the Rights Issue. Upon conclusion of the Rights Issue, the Company will arrange for minority shareholders holding less than a marketable parcel of shares ($500) to sell their unmarketable parcels without those shareholdings incurring any brokerage costs. A letter detailing the sale of unmarketable parcels and a Share Retention Form will be sent to all relevant Shareholders registered as holding less than a marketable parcel of shares soon after the closing of the Rights Issue.

The Company will apply for official quotation of the New Shares on ASX.

We look forward to your participation in the Rights Issue.

Yours faithfully

Rick Stokes

Chairman

QRSCIENCES HOLDINGS LIMITED

ABN 27 009 259 876

PROSPECTUS

For a renounceable pro rata entitlements issue to Shareholders of one New Share for every two Shares held at an issue price of 2.182 cents per New Share to raise approximately $1,103,621 before issue costs

Underwriter

Helmsman Funds Management Limited ABN 36 100 489 763
as trustee of Helmsman Capital Fund Trust IIA ABN 59 101 484 174

Important Notice

This document is important, requires your immediate attention and should be read in its entirety. If after reading this Prospectus you have any questions about the New Shares being offered under this Prospectus or any other matter, then you should consult your stockbroker, accountant or other professional adviser.

The New Shares offered by this Prospectus should be considered as speculative.

CONTENTS

KEY DATES

Lodge Prospectus with ASIC and ASX	18 May 2009
Existing Shares quoted ex-Rights and Rights trading commences	21 May 2009
Record Date to determine Entitlement to New Shares	5pm on 27 May 2009
Despatch of Prospectus with Application Form	2 June 2009
Rights trading ends	10 June 2009
Closing date for acceptances	5pm on 17 June 2009
Allotment and issue of New Shares and despatch of holdings statements	25 June 2009
Normal trading starts	26 June 2009

These dates are indicative only and subject to change. The Company, in conjunction with the Underwriter, reserves the right, subject to the Corporations Act and the ASX Listing Rules, to vary the above dates.

1 IMPORTANT NOTES

Shareholders should read this document in its entirety and, if in doubt, should consult their professional advisers.

This Prospectus is dated 18 May 2009 and a copy of this Prospectus was lodged with the ASIC on that date. The ASIC and ASX take no responsibility for the content of this Prospectus.

No securities will be allotted or issued on the basis of this Prospectus later than 13 months after the date of this Prospectus.

The Company will apply to ASX for Official Quotation of the New Shares.

This Prospectus does not constitute an offer to Shareholders who are registered as holders of ordinary Shares on the Record Date but who do not have a registered address in Australia or New Zealand.

The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and therefore persons into whose possession this document comes should seek advice on and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of those laws.

Applications for New Shares offered pursuant to this Prospectus can only be submitted on an original Application Form which accompanies this Prospectus.

No person is authorised to give information or to make any representation in connection with this Prospectus which is not contained in the Prospectus. Any information or representation not so contained may not be relied on as having been authorised by the Company in connection with this Prospectus.

In making representations in this Prospectus, regard has been had to the fact that the Company is a disclosing entity for the purposes of the Corporations Act and certain matters may reasonably be expected to be known to investors and professional advisers whom potential investors may consult.

This Prospectus, including each of the documents attached to it and which form part of this Prospectus, is important and should be read in its entirety prior to making an investment decision. If you do not fully understand this Prospectus or are in any doubt as to how to deal with it, you should consult your professional adviser. In particular, it is important that you consider the risk factors (see **section 7** of this Prospectus) that could affect the performance of the Company before making an investment decision.

Some words and expressions used in this Prospectus have defined meanings which are explained in the Glossary in **section 10**.

ELECTRONIC PROSPECTUS

A copy of the Prospectus can be downloaded from the website of the Company at www.qrsciences.com or the website of ASX at www.asx.com.au. Any person accessing the electronic version of the Prospectus for the purposes of making an investment in the Company must be an Australian resident and must only access the Prospectus from within Australia.

The Corporations Act prohibits any person passing onto another person the Application Form unless it is attached to a hard copy of the Prospectus or it accompanies the complete and unaltered version of the Prospectus. Any person may obtain a hard copy of the Prospectus free of charge by contacting the Company.

18 May 2009

Dear Shareholders

Your Directors are pleased to offer you an opportunity to participate in QRSciences' renounceable Rights Issue to raise approximately $1,103,621 (before costs). The Board has approved the issue of New Shares to Shareholders on the basis of one New Share for every 2 Existing Shares held.

The Rights Issue is fully underwritten and the Company has incorporated a top up facility whereby Eligible Shareholders may apply for additional New Shares in excess of their Entitlement at the same price.

The net proceeds will be used to bolster the Company's reserves and to provide ongoing working capital, the funds will be primarily utilised in the QRSciences Distribution business in Australia Q Video Systems.

Some investment highlights for the QRS Group in the past year include the following;

QRSciences Security Pty Ltd

- Forecast sales improvement and strengthening Australian dollar should lead to improved business performance
- Continued success with IP based video systems in the Australian market.
- Continued development of the QVS brand of proprietary CCTV products that will underpin sales in the coming years.
- First sales of Detection Products by the Q Detection Systems (QDS) business in the Saudi Arabia with potential to expand our sales opportunities in the Middle East.

QRSciences Pty Ltd (QRS)

- The QRSciences technology business in Perth, Western Australia continues to work on the two Government contracts it has in hand, funded by Australian Customs, the U.S. Technical Support Working Group (TSWG) and National Security Sciences and Technology Unit branch of the Department of Prime Minister and Cabinet (NSST).
- Installations of the proprietary AMDS technology into Australia post mail gateways continues on schedule and maintenance contracts over the next 3 years provide ongoing revenue.
- Development of an enhanced AMDS prototype funded by Australian Customs, The Office of Prime Minister and Cabinet and the US Government through TSWG will further broaden the range of applications of this new technology.
- First phase of the Air Cargo Screening development work sponsored under a NSST contract has been successfully completed. Trials and corresponding results were very positive in a highly publicized area of security and observed by the US Government, Australian Government and military security representatives from the US.
- Continues to develop proprietary technology and to work with interested parties to unlock the potential of those technologies in new security/ contraband detection applications.

- Due to slow commercial development and the associated commercial risk of the QR technology the Company released a suite of patents originally owned by British Technology Group (BTG) resulting in approximately a $5m reduction in liabilities on the Company's balance sheet.

- The technology group in Perth has undergone significant restructuring over the past 18 months and continues to generate its revenue through contract research revenue, grant, along with product and service revenue.

Spectrum SDi (Spectrum)

- Spectrum recently raised approximately US$1.1m at US$7 per share, valuing QRS stake at approximately A$5.245m

- Capital raising reduced QRS current stake to 25.53% (21.7% of the issued capital on a fully diluted and as converted basis).

- Ongoing maintenance of Cast*Scope* at 11 major airports including Los Angeles, New York, Washington D.C., Denver, Atlanta and Minneapolis.

- Demonstrating Car*Scan* product at FPED VII in May 2009 in the Washington D.C. area. FPED is the premier tradeshow for marketing equipment to the US Government and is sponsored by Office of the Under Secretary of Defense for Acquisition, Technology & Logistics (OUSDAT&L), Department of Energy (DOE), Department of Homeland Security (DHS), Joint Staff (JS), National Institute of Justice (NIJ), National Nuclear Security Adm[illegible]tration (NNSA) and Technical Support Working Group (TSWG).

- Concurrent with FPED an additional Car*Scan* unit will undergo testing and field-trials by two US Government agencies at undisclosed locations. Applications for the Car*Scan* product include border and maritime security, critical infrastructure protection, military applications.

Sale of Unmarketable Parcels

The Company announced on 20 April 2009, the intention to conduct a sale of unmarketable parcels following the Rights Issue. Upon the conclusion of the Rights Issue, the Company will arrange for those minority shareholders holding less than a marketable parcel of shares ($500) to sell their unmarketable parcels without the Shareholder incurring any brokerage costs.

A letter detailing the sale of unmarketable parcels and a Share Retention Form will be sent to all relevant Shareholders registered as holding less than a marketable parcel of shares soon after the closing of the Rights Issue.

This sale of the unmarketable parc[illegible] [illegible]ill greatly reduce [illegible] [illegible]osts for the Company as the costs of maintaining over 3,000 sh[illegible] [illegible]ompany's size.

On behalf of the Board, I invite you to consi[illegible] [illegible]ectus and encourage you to participate in the Rights Issue.

Yours sincerely

Rick Stokes
Chairman

3 DETAILS OF THE OFFER

3.1 Introduction

QRSciences is offering Eligible Shareholders the opportunity to participate in a renounceable Rights Issue of approximately 50,578,419 New Shares in the Company on the basis of one New Share for every 2 Existing Shares held on the Record Date, at an issue price of 2.182 cents per New Share to raise approximately $1,103,621.

3.2 Underwriting

The Issue is fully underwritten by Helmsman Funds Management. A summary of the Underwriting Agreement is set out in **section 9.4** of the Prospectus.

3.3 Entitlements to the Rights Issue

Eligible Shareholders who are on the Company's share register at 5.00 pm WST on 27 May 2009 (being the Record Date) will receive Rights to acquire one New Share for every 2 Existing Shares held, at an issue price of 2.182 cents per New Share.

Fractional Entitlements will be rounded up to the nearest whole number of New Shares. For this purpose, holdings in the same name are aggregated for calculation of Entitlements. If QRSciences considers that holdings have been split to take advantage of rounding, QRSciences reserves the right to aggregate holdings held by associated Eligible Shareholders for the purpose of calculating Entitlements.

An Application Form setting out your Entitlement to New Shares accompanies this Prospectus.

Eligible Shareholders may apply for Additional New Shares as described in **section 3.5.**

3.4 Issue Amount

Approximately 50,578,419 New Shares are to be issued pursuant to this Prospectus at an issue price of 2.182 cents per New Share to raise approximately $1,103,621 before the costs of the Issue.

The Issue is fully underwritten.

3.5 Applying for Ad[illegible] New Shares

Eligible Shareh[illegible] addition to their [illegible]titlement, apply for Additional New Shares regardless of th[illegible] holding. [illegible] facility is available to all Eligible Shareholders and in particul[illegible]ers with unmarketable parcels (less than $500) of Shares to top u[illegible]e parcels.

Entitlements not [illegible] become available as Additional New Shares.

It is possible, particularly if there is an active Rights trading market, that there will be few or no Additional New Shares available for issue. If more Additional New Shares are applied for than the quantity of New Shares not taken up under the Rights Issue, those Applications will be scaled back in a manner determined by the Directors in their absolute discretion. The Directors intend to give priority to Eligible Shareholders holding less than a marketable parcel of shares as at the Record

Date who apply for Additional New Shares in order to top up their shareholding to a marketable parcel.

It is an express term of the Offer that applicants for Additional New Shares will be bound to accept a lesser number of Additional New Shares allocated to them than applied for, if a lesser number is allocated to them. Excess Application Money will be refunded without interest.

3.6 Rights Trading

Your Rights to the New Shares pursuant to the Rights Issue are renounceable. This enables Shareholders who do not wish to subscribe for some or all of the New Shares under this Issue to sell their respective Rights and also enables Shareholders to purchase additional Rights if they wish.

The Rights will be quoted on the ASX. Trading of Rights will commence on the ASX on 21 May 2009 and will cease at the close of trading on 10 June 2009.

3.7 Acceptances and Entitlements

This Offer may be accepted in whole or in part prior to the Closing Date subject to the rights of the Company and the Underwriter to extend the offer period or close the Offer early.

Instructions for completion of the acceptance of your Entitlement are set out on the Application Form which accompanies this Prospectus.

Acceptance cannot exceed your Entitlement as shown on the Application Form. If it does, acceptance will be deemed to be for your maximum Entitlement and any surplus subscription funds will be returned.

Shareholders wishing to apply for further New Shares in addition to their Entitlement shown on the Application Form may purchase additional Rights on ASX or apply for additional New Shares in the manner set out in **sections 3.5 and 4.2**.

3.8 Market Prices of Existing Shares on ASX

The highest and lowest market sale price of the Existing Shares which are on the same terms and conditions as the New Shares offered under this Prospectus during the 3 months immediately preceding the lodgement of this Prospectus with the ASIC and the last market sale price before the lodgement date of this Prospectus are set out below.

	3 month high	3 month low	Last market sale price
Existing Shares	3.2 cents on 8 May 2009	2.6 cents on 27 April 09	2.9 cents on 14 May 2009

3.9 Opening and Closing Dates

The Issue will open for receipt of acceptances on 2 June 2009 and will close at 5pm (WST) on 17 June 2009, subject to the right of the Company, in consultation with the Underwriter, to vary these dates.

3.10 Allotment

Application monies will be held in trust for applicants until allotment of the New Shares. The Company will be entitled to all interest paid or accrued on Application Monies.

No allotment of the New Shares will occur until ASX grants permission to quote the New Shares.

The New Shares are expected to be allotted by no later than 5.00 pm (WST) on 25 June 2009. Statements of holding of New Shares will be mailed after allotment occurs.

Individual applicants are responsible for determining their allocations of Entitlements and New Shares before trading in them. You trade in Entitlements or New Shares before receiving confirmation of your allocation at your own risk.

3.11 ASX Quotation

Application for admission of the New Shares to official quotation on ASX will be made within 7 days after the date of this Prospectus.

If such an application is not made within these 7 days, or the New Shares are not admitted to Official Quotation within 3 months after the date of this Prospectus, then the Company will not allot or issue any New Shares and all application monies received pursuant to this Prospectus will be repaid as soon as practicable, without interest.

The fact that ASX may agree to grant Official Quotation of the New Shares is not to be taken in any way as an indication of the merits of the Company or the New Shares. ASX takes no responsibility for the contents of this Prospectus.

3.12 Ranking of New Shares

The New Shares will rank equally in respect of dividends and in all other respects (eg voting, bonus issues) as Existing Shares.

A summary of the rights and liabilities attaching to the New Shares is set out in **section 6** of this Prospectus.

3.13 Non-Qualifying Foreign Shareholders

The Offer in this Prospectus is not being extended to any Shareholder, as at the Record Date, whose registered address is not situated in Australia or New Zealand because of the small number of such Shareholders, and the cost of complying with applicable regulations in jurisdictions outside Australia and New Zealand. The Prospectus is sent to those Shareholders for information only.

The Offer contained in this Prospectus to Eligible Shareholders with registered addresses in New Zealand is made in reliance on the Securities Act (Overseas Companies) Exemption Notice 2002 (New Zealand). Members of the public in New Zealand who are not Eligible Shareholders on the Record Date are not entitled to apply for any New Shares.

Recipients may not send or otherwise distribute this Prospectus or the Application Form to any person outside Australia (other than to Eligible Shareholders).

The Company has appointed Bell Potter Securities Limited ABN 25 006 390 772 as nominee to sell the Non-qualifying Foreign Shareholders' Rights (**Nominee**). The Nominee will only sell the Rights if, in the reasonable opinion of the Underwriter, there is a viable market in the Rights and a premium over the expenses of sale can be obtained.

The Nominee will receive a management fee of $5,000 (exclusive of GST) and brokerage fee of 1.0% (exclusive of GST) of any proceeds from the sale of Non-qualifying Foreign Shareholders'

Rights. Any such sale will be at a price and be conducted in a manner that the Nominee will determine in its absolute discretion.

The Nominee is also entitled to reimbursement of its reasonable out-of-pocket expenses.

The proceeds of sale (in Australian dollars) will be distributed to the Non-qualifying Foreign Shareholders for whose benefits the Rights have been sold in proportion to their Shareholdings as at the Record Date (after deducting the costs of the sale and the distribution of the proceeds), save that individual amounts of less than $10 will be retained by the Company. The Company, the Underwriter and the Nominee will not be liable for any failure to sell the Rights or to sell the Rights at any particular price. If there is no viable market for the Rights of the Non-qualifying Foreign Shareholders, their Entitlement will be allowed to lapse and the relevant New Shares will revert to the Underwriter.

3.14 CHESS

The Company participates in the Clearing House Electronic Sub-register System ("**CHESS**"). ASTC, a wholly owned subsidiary of ASX, operates CHESS in accordance with the ASX Listing Rules and the ASTC Settlement Rules.

Under CHESS, applicants will not receive a certificate but will receive a statement of their holding of New Shares.

If you are broker sponsored, ASTC will send you a CHESS statement.

The CHESS statement will set out the number of New Shares issued under this Prospectus, provide details of your holder identification number and give the participation identification number of the sponsor.

If you are registered on the issuer sponsored sub register, your statement will be dispatched by the Company's share registrar and will contain the number of New Shares issued to you under this Prospectus and your security holder reference number.

A CHESS statement or issuer sponsored statement will routinely be sent to Shareholders at the end of any calendar month during which the balance of their shareholding changes. Shareholders may request a statement at any other time, however, a charge may be made for additional statements.

3.15 Taxation Implications

The Directors do not consider that it is appropriate to give Shareholders advice regarding the taxation consequences of the Company conducting the renounceable Rights Issue or applying for New Shares under this Prospectus, as it is not possible to provide a comprehensive summary of the possible taxation positions of Shareholders. The Company, its advisers and officers do not accept any responsibility or liability for any taxation consequences to Shareholders in the Issue. Shareholders should, therefore, consult their own professional tax adviser in connection with the taxation implications of the issue.

3.16 Privacy Act

If you complete an application for New Shares, you will be providing personal information to the Company (directly or by the Company's share registry). The Company will collect, hold and use that information to assess your application, service your needs as a Shareholder, facilitate distribution payments and corporate communications to you as a Shareholder and carry out administration.

The information may also be used from time to time and disclosed to persons inspecting the register, bidders for your securities in the context of takeovers, regulatory bodies, including the Australian Taxation Office, authorised securities brokers, print service providers, mail houses and the Company share registry.

You can access, correct and update the personal information that we hold about you. Please contact the Company or its registry if you wish to do so at the relevant contact numbers set out in this Prospectus.

Collection, maintenance and disclosure of certain personal information is governed by legislation including the Privacy Act 1988 (Cth) (as amended), the Corporations Act and certain rules such as the ASTC Settlement Rules. You should note that if you do not provide the information required on the application for New Shares, the Company may not be able to accept or process your application.

3.17 Sale of Unmarketable Parcels

As announced on 20 April 2009, the Company proposes to conduct a sale of unmarketable parcels following the Rights Issue. Upon the conclusion of the Rights Issue, the Company will arrange for those minority shareholders holding less than a marketable parcel of shares ($500) to sell their unmarketable parcels without the Shareholder incurring any brokerage costs. A letter detailing the sale of unmarketable parcels and a Share Retention Form will be sent to all relevant Shareholders registered as holding less than a marketable parcel of shares soon after the closing of the Rights Issue.

3.18 Enquiries

Any questions concerning the Issue should be directed to enquiries@qrsciences.com.

4 ACTION REQUIRED BY SHAREHOLDERS

As an Eligible Shareholder, you may:

- take up all of your Entitlement (refer **section 4.1**)
- apply for Additional New Shares (refer **section 4.2**)
- sell all of your Entitlement on ASX (refer **section 4.3**);
- take up part of your Entitlement and sell the balance on ASX (refer **section 4.4**);
- deal with part or all of your Entitlement other than on ASX (refer **section 4.5**); or
- allow all or part of your Entitlement to lapse (refer **section 4.6**);

4.1 To take up all of your Entitlement

Please complete the Application Form, which accompanies this Prospectus, in accordance with the instructions contained on the form. Forward your completed Application Form, together with your cheque for the amount shown to reach the Company's share registry, Computershare Investor Services Pty Limited, at either of the following addresses by 5.00 pm WST on 17 June 2009:

By hand:	**By post:**
Level 2, 45 St Georges Terrace Perth WA 6000	GPO Box D182 Perth WA 6840

Cheques or bank drafts in Australian dollars should be made payable to "**QRSciences Holdings Limited**" and crossed "**Not Negotiable**". Cash will not be accepted and no receipts will be issued.

Alternatively, if you are paying for your New Shares by Bpay, refer to your personalised instructions on your Application Form. You DO NOT need to complete or return the Application Form. However, payment must be received by no later than 4.00 pm (WST) on 17 June 2009.

Make sure you use the specific Biller Code and unique Customer Reference Number (CRN) on your personalised Application Form.

If you have more than one shareholding of Shares and consequently receive more than one Application Form, when taking up your entitlement in respect of one of those shareholdings only use the CRN specific to that shareholding as set out in the applicable Application Form. DO NOT use the same CRN for more than one of your shareholdings. This can result in your Application Monies being applied to your entitlement in respect of only one of your shareholdings (with the result that any Application in respect of your remaining shareholdings will not be recognised as valid).

You should be aware that your own financial institution may implement earlier cut-off times with regard to electronic payment, and you should therefore take this into consideration when making payment. It is your responsibility to ensure that funds submitted through Bpay are received by 4.00 p.m. on 17 June 2009.

4.2 To apply for Additional New Shares

Eligible Shareholders may, in addition to their Entitlement, apply for Additional New Shares regardless of the size of their present holding. Refer to **section 3.5** if you wish to apply for Additional New Shares.

A single cheque should be used for the Application Money for your Entitlement and the number of Additional New Shares you wish to apply for as stated on the Application Form.

Alternatively, if you are paying for your New Shares by Bpay, refer to your personalised instructions on your Application Form.

4.3 If you wish to sell all of your Entitlement

Complete the section marked **"Instructions to Stockbroker"** on the back of the Application Form, which accompanies this Prospectus, in accordance with the instructions contained on the form and lodge it with your stockbroker as soon as possible.

Rights trading will commence on ASX on 21 May 2009. Sale of your Rights must be completed by 10 June 2009 when Rights trading is expected to cease.

4.4 If you wish to take up part of your Entitlement and sell the balance

Please complete the Application Form, which accompanies this Prospectus, by inserting the number of New Shares for which you wish to accept (being less than as specified on the Application Form) and complete the section marked **"Instructions to Stockbroker"** on the back of the form in respect of that part of your Entitlement you wish to sell.

Forward the form to your stockbroker together with your cheque for the total amount payable in respect of the New Shares accepted. Your stockbroker will need to ensure that the completed Application Form reaches the Company's share registry, Computershare Investor Services Pty Ltd, by 5.00 pm (WST) on 17 June 2009.

Cheques or bank drafts in Australian dollars should be made payable to **"QRSciences Holdings Limited"** and crossed **"Not Negotiable"**. Cash will not be accepted and no receipts will be issued.

Alternatively, if you are paying for your New Shares by Bpay, refer to your personalised instructions on your Application Form.

Entitlements trading will commence on ASX on 21 May 2009. Sale of your Entitlements must be completed by 10 June 2009 when Entitlements trading is expected to cease.

4.5 If you wish to transfer your Entitlement other than on ASX

If you are a Shareholder and hold Existing Shares on the issuer sponsored sub-register, forward a completed Renunciation Form (obtainable through your stockbroker or the Company's share registrar, Computershare Investor Services Pty Ltd) together with your Application Form completed by the transferee together with a cheque for the appropriate Application Monies to reach the Company's share registry (at the address shown above), by 5.00 pm WST on 17 June 2009.

If you are a Shareholder and hold Existing Shares registered on CHESS, you should contact your sponsoring broker.

Persons accepting a transfer of Entitlements as referred to above will need to pay the appropriate Application Monies in order to take up the Entitlements. Cheques or bank drafts in Australian dollars should be made payable to "**QRSciences Holdings Limited**" and crossed "**Not Negotiable**". Cash will not be accepted and no receipts will be issued. Instructions for payment by Bpay are set out on each Application Form.

4.6 Entitlements not taken up

If you decide not to accept all or part of your Entitlement, then your Entitlement will lapse.

Your Entitlement may have value and accordingly you should consider renouncing (selling) your Rights, rather than allowing them to lapse.

If you do not wish to take up any part of your Entitlement you are not required to take any action.

The Company and the Underwriter will deal with any New Shares not accepted in accordance with the Underwriting Agreement.

If you do not wish to take up any part of your Entitlement you are not required to take any action. If you have any queries concerning your Entitlement, please contact the Company's share registry, your stockbroker or professional adviser

5 PURPOSE AND EFFECT OF THE ISSUE

5.1 Purpose of the Issue

The purpose for the Issue is to raise approximately $1,103,621 (before costs of the Issue). The proceeds from the Issue are planned to be used in accordance with the table set out below:

Proceeds of the Issue	
Working capital	$1,053,621
Expenses of the Offer	$50,000
Total	$1,103,621

5.2 Effect of the Issue and Pro Forma Balance Sheet

The principal effect of the Issue will be that:

(a) cash reserves will initially increase by approximately $1,103,621 (before costs of the issue); and

(b) the number of Shares on issue will increase from 101,156,837 up to 151,735,256 [1]

Set out below is:

(c) a reviewed Balance Sheet of the Company as at 31 December 2008; and

(d) unaudited pro forma Balance Sheet of the Company as at 31 December 2008, incorporating the effect of the Issue.

5.3 Balance Sheet

The Balance Sheet as at 31 December (reviewed) and unaudited Pro Forma Balance Sheet as at 31 December 2008 shown in the table have been prepared on the basis of the accounting policies normally adopted by the Company and reflect the changes to its financial position. The Balance Sheet assumes full subscription under this Prospectus given that the Offer is fully underwritten.

[1] In the event that all Options were exercised prior to the Record Date Shares on issue would total 162,266,713 and increase to 243,400,069 after the Rights Issue.

CONSOLIDATED PROFORMA BALANCE SHEET

as at 31 December 2008

	Note	Consolidated Entity Reviewed 31 December 08 $'000	Pro-forma Unaudited 31 December 08 $'000
CURRENT ASSETS			
Cash assets		609	1,941
Prepayments		116	116
Inventories		5,125	5,125
Trade and other receivables		4,549	3,993
TOTAL CURRENT ASSETS		10,399	11,175
NON-CURRENT ASSETS			
Intellectual property		2,606	-
Other financial assets		185	185
Investments accounted for using the equity method		3,453	3,453
Property, plant and equipment		533	533
Deferred tax assets		433	433
Other Intangible Assets			200
TOTAL NON-CURRENT ASSETS		7,210	4,804
TOTAL ASSETS		17,609	15,979
CURRENT LIABILITIES			
Trade and other payables		2,561	2,561
Interest-bearing liabilities		2,917	3,017
Provisions		454	454
Other Payables		489	-
TOTAL CURRENT LIABILITIES		6,422	6,032
NON-CURRENT LIABILITIES			
Interest-bearing liabilities		653	1,368
Other Payables		8,140	200
TOTAL NON-CURRENT LIABILITIES		8,793	1,568
TOTAL LIABILITIES		15,215	7,600
NET ASSETS		2,394	8,379
EQUITY			
Contributed equity		69,459	70,785
Share Option Reserve		52	52
Foreign Currency Translation Reserve		524	524
Retained Profit / (losses)		(67,641)	(62,982)
TOTAL EQUITY		2,394	8,379

Assumptions for Unaudited Proforma consolidated Balance Sheet

The unaudited proforma consolidated balance sheet disclosed above, has been prepared on the basis that there has been no material movements in the assets and liabilities of the consolidated entity between 31 December 2008 and the date of the Prospectus other than:

1. the issue of 50,578,419 New Shares at 2.182 cents each pursuant to the Prospectus to raise gross $1,103,621;
2. the payment of additional share issue costs totalling an estimated $50,000 and expensed against issued capital;
3. the injection of $500,000 cash into the business via the nab Letter of Credit facility
4. the placement of 12,425,864 shares to Helmsman to raise $271,132
5. the payout of the Trafalgar convertible notes and establishment the of Helmsman debt instrument
6. the recognition of borrowing costs payable upon termination of the Helmsman debt instrument of $200,000
7. the net convertible note repayments received from Spectrum totalling $586,863
8. operating cash movements from review date to prospectus date totalling $1,208,368
9. the abandonment of the BTG Patents and associated current and non-current Liabilities

5.4 **Effect on Capital Structure**

A comparative table of changes in the capital structure of the Company as a consequence of the Issue is set out below, assuming that the Issue is fully subscribed.

Capital Structure after Completion of Issue:

Shares	
101,156,837	Shares on issue at the date of this Prospectus
50,578,419	New Shares issued pursuant to this Prospectus
151,735,256	**Total Shares Issued**
Options	
43,035,039	Listed Options exercisable at 45 cents on or before 30 June 2012.
450,000	Unlisted Options exercisable at 15 cents on or before 22 April 2010.
50,500	Unlisted Options exercisable at $1.00 on or before 30 September 2010.
450,000	Unlisted Options exercisable at 20 cents on or before 22 April 2011.
1,114,384	Unlisted Options exercisable at 30 cents on or before 10 May 2012.

906,859	Unlisted Options exercisable at 30 cents on or before 19 October 2012.
3,801,547	Unlisted Options exercisable at 58.7 cents on or before 10 May 2014.
3,801,547	Unlisted Options exercisable at 79.7 cents on or before 10 May 2014.
7,500,000	Unlisted Options exercisable at 23.7 cents on or before 10 May 2014.
61,109,876	**Total Options Issued**

Shares	
101,156,837	Shares on issue at the date of this Prospectus
50,578,419	New Shares issued pursuant to this Prospectus
151,735,256	**Total Shares Issued**

Options	
43,035,039	Listed Options exercisable at 45 cents on or before 30 June 2012.
450,000	Unlisted Options exercisable at 15 cents on or before 22 April 2010.
50,500	Unlisted Options exercisable at $1.00 on or before 30 September 2010.
450,000	Unlisted Options exercisable at 20 cents on or before 22 April 2011.
1,114,384	Unlisted Options exercisable at 30 cents on or before 10 May 2012.
906,859	Unlisted Options exercisable at 30 cents on or before 19 October 2012.
3,801,547	Unlisted Options exercisable at 58.7 cents on or before 10 May 2014.
3,801,547	Unlisted Options exercisable at 79.7 cents on or before 10 May 2014.
7,500,000	Unlisted Options exercisable at 23.7 cents on or before 10 May 2014.
61,109,876	**Total Options Issued**

Holders of the Company's existing Options may participate in the Issue by exercising any or all of their Options prior to the Record Date. If all the existing Options which are capable of exercise before the Record Date were exercised 61,109,876 Shares would be issued raising $27,316,481. Accordingly, an additional 30,554,938 New Shares would be offered under the Issue and if taken up, would raise an additional $666,709, before costs. The underwriting arrangements do not extend to any rights associated with Shares arising from the exercise of Options.

5.5 Impact of Rights Issue on the control of Company

Helmsman Funds Management has agreed to fully underwrite any shortfall under the Rights Issue. At the date of this Prospectus it is not possible to confirm whether or not there will be any shortfall.

The following table sets out the shareholding of Helmsman Funds Management after completion of the Rights Issue assuming different levels of take up of entitlements by existing Shareholders[2]:

% of take up of entitlements by Shareholders[3]	Relevant interest of Helmsman Funds Management in Shares after Rights Issue[4]	% of issued capital of Company held by Helmsman Funds Management after the Rights Issue[5]
100%	18,638,796	12.28%
75%	29,730,167	19.59%
50%	40,821,539	26.90%
25%	51,912,911	34.21%
0%	63,004,283	41.52%

5.6 Helmsman Funds Management's intentions for the Company

Depending on the level of take up under the Rights Issue, it is possible that Helmsman Fund Management's voting power in the Company will be such that it will have substantial shareholding in the Company following the Rights Issue.

Given the potential increase in Helmsman Funds Management's voting power in the Company as a result of the Rights Issue and its underwriting of the Rights Issue, there is also a requirement to provide details of Helmsman Funds Management's current intentions for the Company in the event that it gains effective control of the Company.

Helmsman Funds Management has informed the Company that if it were to increase its voting power of the Company by virtue of its participation in the Rights Issue and its underwriting of the Rights Issue, the current intentions of Helmsman are as follows:

(a) procure that the Company will:

(i) generally continue the business in line with the current strategy of the Board of the Company;

(ii) not make any major changes to the business of the Company nor redeploy any of the fixed assets of the Company;

(iii) not make any major changes to the Company's existing financial and dividend policies;

(iv) ensure the current Board of the Company is retained with the existing nominee of Helmsman Funds Management; and

---

2 Calculations are made on the basis that Helmsman Funds Management takes up its full entitlement to new Shares under the Rights Issue and there is no prior termination by Helmsman Funds Management of the Underwriting Agreement.

3 Calculations are made on the basis that 50,578,419 new Shares are issued under the Rights Issue. However the exact number of new Shares to be issued cannot be calculated until Rights have been determined following the Record Date.

4 As at the date of this Prospectus Helmsman Funds Management has a relevant interest in 12,425,864 Shares.

5 Calculations are made on the basis that there are a total of 151,735,256 Shares on issue post Rights Issue.

(b) Helmsman Funds Management has no current intention to inject further capital into the Company, other than participating in the Rights Issue and underwriting the Rights Issue.

The intentions and statement of future conduct set out above must also be read as being subject to the legal obligation of the Company directors at the time, including any nominees of Helmsman Funds Management, to act in good faith in the best interests of the Company and for proper purposes, and to have regard to the interests of Shareholders.

The implementation of Helmsman Funds Management's current intentions of its ownership of the Company will be subject to the law (including the Corporations Act), the ASX Listing Rules and the Company's constitution.

In particular, the requirements of the Corporations Act and the ASX Listing Rules in relation to conflicts of interest and "related party" transactions will apply in the event that Helmsman Funds Management is treated as a related party of the Company.

Helmsman Funds Management would only make a decision on its courses of action in light of material facts and circumstances at the relevant time and after it receives appropriate legal and financial advice on such matters, where required, including in relation to any requirements for Shareholder approval.

The statements above are of current intention only which may change as new information becomes available or circumstances change. The statements should be read in this context.

6 RIGHTS AND LIABILITIES ATTACHING TO NEW SHARES

The following is a summary of the more significant rights and liabilities attaching to New Shares to be issued pursuant to this Prospectus. This summary is not exhaustive and does not constitute a definitive statement of the rights and liabilities of Shareholders. To obtain such a statement, persons should seek independent legal advice.

Full details of the rights and liabilities attaching to the New Shares are set out in the Company's Constitution, a copy of which is available for inspection at the Company's registered office during normal business hours.

(a) Share Capital

All issued Shares rank equally in all respects.

(b) Voting Rights

At a general meeting of the Company, every holder of Shares present in person, by an attorney, representative or proxy has one vote on a show of hands and on a poll, one vote for each Share held, and for every contributing Share held, a fraction of a vote equal to the proportion which the amount paid up bears to the total issue price of the contributing Share. Where there is an equality of votes, the chairperson has a casting vote.

(c) Dividend Rights

Subject to the rights of holders of Shares issued with any special or preferential rights, the profits of the Company which the Directors may from time to time determine to distribute by way of dividend are divisible among the Shareholders in proportion to the Shares held by them respectively, according to the amount paid up (not credited) as paid up on the Shares.

(d) Rights on Winding-Up

Subject to the rights of holders with Shares with special rights in a winding-up, on a winding-up of the Company all assets which may be legally distributed amongst the members will be distributed in proportion to the Shares held by them respectively, accordingly to the amount paid up or credited as paid up on the Share or otherwise in a manner determined by the liquidator as between members and different classes of members.

(e) Transfer of Shares

Shares in the Company may be transferred by instrument in any form which complies with the Company's constitution, the Corporations Act, ASX Listing Rules and ASTC Settlement Rules.

Shares may be transferred by such means in accordance with ASX Listing Rules and the ASTC Settlement Rules. The Directors may refuse to register a transfer of Shares only in those circumstances permitted by the Company's constitution, ASX Listing Rules and ASTC Settlement Rules.

(f) Calls on Shares

Where Shares are issued as partly paid, the Directors may make calls upon the holders of those Shares to pay the whole of or a portion of the balance of the issue price. If a Shareholder fails to pay a call or instalment of a call, then subject to the Corporations Act and ASX Listing Rules, the Shares in respect of the call may be forfeited and interest and expenses may be payable in accordance with the Company's constitution, the Corporations Act and ASX Listing Rules or proceedings taken to recover the amount unpaid.

(g) Further Increases in Capital

The allotment and issue of any new Shares is under the control of the Directors and, subject to any restrictions on the allotment of Shares imposed by the Company's constitution, ASX Listing Rules or the Corporations Act, the Directors may allot, issue or grant Options over or otherwise dispose of those Shares to such persons, with such rights or restrictions as they may from time to time determine.

(h) Variation of Rights Attaching to Shares

Where Shares of different classes are issued, the rights attaching to the Shares of a class (unless otherwise provided by their terms of issue) may only be varied by a special resolution passed at a separate general meeting of the holders of those Shares of that class, or with the written consent of the holders of at least three quarters of the issued Shares of that class.

(i) General Meeting

Each holder of Shares will be entitled to receive notice of, and to attend and vote at, general meetings of the Company and to receive notices, accounts and other documents required to be furnished to Shareholders under the Company's constitution, the Corporations Act and ASX Listing Rules.

7 RISK FACTORS

7.1 Overview

An investment in the Company is not risk free and investors should consider the risk factors described below, together with information contained elsewhere in this Prospectus, before deciding whether to apply for New Shares.

The New Shares offered under this Offer Document should be regarded as speculative due to the inherent risks associated with the Company's activities. Neither the Company nor the Directors warrant the future performance of the Company or any investment made pursuant to this Prospectus. An investment in the New Shares offered by this Prospectus should be considered speculative.

The Directors recommend that Shareholders and potential investors examine the contents of this document, together with previous ASX disclosures and public documents of the Company, including its most recent audited and reviewed financial statements and rely on advice of their professional advisers before deciding whether or not to apply for New Shares.

The following summary, which is not exhaustive, represents some of the major risk factors which potential investors need to be aware of.

7.2 General risks

There are a number of general risk factors outside the control of QRS and the Directors of QRS relating to the general business environment. These general risk factors may adversely impact upon QRS's performance, financial position, profitability and prospects including the price of Shares. The general risk factors include but are not limited to the following:

Stock Market Fluctuations

The market price of Shares will be subject to varied and often unpredictable influences on the stock market generally and QRS in particular. Therefore the Shares offered may trade above or below their recent prices.

General Economic Conditions

Changes in interest and inflation rates, exchange rates, relevant taxation and other legal regimes and government policies in Australia and overseas may adversely affect QRS.

General Investment Risks

There is a risk that the price of securities and returns to holders of Shares may be affected by changes in:

(a) local and world economic conditions;

(b) interest rates;

(c) levels of tax, taxation law and accounting practices;

(d) government legislation or intervention;

(e) inflation or inflationary expectations; and

(f) natural disasters, social upheaval, ongoing terrorist activities or war in Australia or overseas.

7.3 Specific Risks

There are a number of specific risk factors relating to QRS which may adversely impact upon its operating performance, financial position and prospects. These specific risks include, but are not limited to the following:

Business Management

There is a risk that the strategy and process to be applied by QRS and judgment to be exercised by its management team in operating its business will not create positive returns for QRS.

Liquidity

The Directors of QRS can make no guarantee that the Shares will have a depth of trading.

Management Performance/Reliance on Key Personnel

The ultimate success of QRS will depend on the performance of its management team and key personnel. The loss of key staff members could have adverse consequences for QRS.

QRS cannot guarantee that the company will have adequate management skills as may be required from time to time to operate the business or that QRS will be able to attract these skills as required.

The Company has given notice to Mr Russeth in accordance with his Executive Services Agreement that his contract would terminate on 28 February 2010. The Company has not yet determined whether Mr Russeth will be re-employed after 28 February 2010 and if so, whether he will be re-employed in the same capacity in which he is currently employed or in a different capacity.

Future Working Capital Requirements

The Company's activities may require future working capital to support its activities including research and development. If the Company is unable to use debt or equity to fund working capital requirements there can be no assurances that the Company will have sufficient capital resources for that purpose, or other purposes, or that it will be able to obtain additional resources on terms acceptable to the Company or at all. Any additional equity financing may be dilutive to Shareholders and any debt financing, if available, may involve restrictive covenants, which limit the Company's operations and business strategy.

The Company's failure to raise capital if and when needed could delay or suspend the Company's business strategy and could have a material adverse effect on the Company's activities.

Dilution

QRS may, over time, seek to increase its capital base for matters such as funding:

(a) the ongoing working capital requirements of its business;

(b) other potential business opportunities sufficient in number and quality to warrant further issues; or

(c) share incentive plans to maintain and attract staff.

This would create potential dilution for holders of New Shares.

Commercial Disputes

QRS occasionally become subject to commercial disputes that could harm its business. From time to time QRS is engaged in disputes regarding its commercial transactions. These disputes could result in monetary damages or other remedies that could adversely affect QRS' financial position or operations. Even if QRS prevail in these disputes, they may distract its management from operating its business.

Sales and Market Expansion

Expansion into international markets is important to QRS' long-term success. To date, QRS only has limited experience in this regard.

Failure to Pay Dividends

There is no assurance that QRS will pay dividends in the future. QRS do not intend to declare or pay cash dividends to their Shareholders in the foreseeable future. Earnings, if any, are expected to be retained to finance and expand its business.

Failure to comply with Facility Agreement

As announced on 4 May 2009, the Company has entered into a secured facility agreement with Bond St Custodians Limited as trustee of the Helmsman Capital Fund Trust IIB (**Financier**) pursuant to which the Company received a loan of $1.2 million (**Facility Agreement**). A condition of the Facility Agreement is that the Company procures the release and discharge in full of certain charges granted by the Company and its subsidiary, QRSciences Corporation Inc (of Delaware) within the timeframes contained in the Facility Agreement.

Failure to obtain the releases and discharges in accordance with the timeframes set out in the Facility Agreement (or a failure to otherwise comply with its terms) may adversely affect the Company and may result in cancellation of the loan facility.

7.4 QRSciences Pty Ltd risks (Subsidiary Entity)

QRS has invested in QRSciences Pty Ltd ("**QRSPL**"). QRSPL being a controlled entity of QRS, holding Shares, will be subject to the risks affecting the business of QRSPL, as well as those risks specific to QRS.

Based on information known to QRS as at the date of this statement, QRS considers the key risks associated with QRSPL include the following. This should not be considered an exhaustive statement by QRS in this regard.

Technology Risk

Quadrupole Resonance ("**QR**") and the other electromagnetic technologies are developing technologies with some technical limitations. QRS cannot warrant or guarantee that these limitations will be resolved or improved, by QRSPL or any other party, sufficiently in order for QRSPL's intellectual property to reach its full commercial potential.

Reliance on Key Personnel

QRSPL is a research and development company and as such is largely dependent upon its key personnel. QRS cannot warrant or guarantee that it will be able to retain QRSPL's key personnel, nor that it will be able to attract and recruit suitable replacements should one or more key personnel leave the employment of QRSPL nor that it will be able to attract and recruit additional employees that may be required in the future. QRS cannot warrant or guarantee that neither it nor QRSPL will be effective in securing the services of key personnel and as such cannot warrant or guarantee that the personnel requirements of QRSPL will be met. The loss of key personnel and or the inability to recruit the required staff would most likely be detrimental to the value of an investment in QRS.

Intellectual Property

To QRS's best knowledge QR has not been widely commercialised by any entity in the world. QRS cannot warrant or guarantee that QR or indeed QRSPL's intellectual property will be accepted by any regulatory authorities or the commercial marketplace in general.

QRS is aware that there are other companies and organisations working in the QR field developing similar products and technologies. QRS is also aware that there are other companies working with different technologies that may compete with QR and QRSPL's technology in the market place. QRS cannot warrant or guarantee that the technology or QRSPL's intellectual property will be commercialised and/or competitive with other QR entities or other technologies that exist either now or in the future.

QRS is aware that competitors both in the QR field and in competing technologies have had substantial funding from various governments, in particular the US Government. While QRSPL has received some US Government funding, QRS cannot warrant or guarantee that QRSPL will receive any further funding from any government by means of grants or contracts or any other way. The technology may require additional capital in order to bring a product to market and QRS cannot warrant or guarantee that neither it nor QRSPL will be able to fund those requirements.

QRS is aware that the granting of a patent does not guarantee that the owner of the patent is entitled to practice the invention claimed in the patent. It is sometimes necessary to obtain cross licenses to other patents which have been granted to third parties in a similar field and which have an earlier priority date. Also, it is not possible to guarantee the validity of a patent and its enforceability even after it has been granted, because a patent can be revoked on the grounds of invalidity at any time during the patent term.

QRSPL may in the future be subject to intellectual property rights claims, which are costly to defend, could require the company to pay damages and could limit its ability to use certain technologies in the future. This could irrevocably harm its business.

Reliance upon Agreements/Alliances with Third Parties

The ultimate success of QRSPL's business is in part dependent upon the successful completion of agreements with a major alliance partner or partners to manufacture and pursue a sales and marketing program for the technology. In the event that this is not achieved, the value of an investment in QRS may be adversely affected. In the event that the agreements are completed QRS cannot warrant that completion will ultimately prove to be commercially favorable for QRSPL's.

QRSPL has entered into an agreement for a licence over various patents in the field of QR technology. In the terms of the agreement there are various conditions required to maintain the original terms of the agreement which if breached may reduce the value of the agreement and

may ultimately terminate the agreement. QRS cannot provide any warranty or guarantee that these conditions have not been breached or will not be breached in the future. The value of an investment in QRS may possibly be diminished if these conditions have been breached or are breached in the future.

QRS cannot warrant or guarantee that the terms of any agreement or agreements that have been or may be reached between QRSPL and any other party or parties will be on terms that are commercially favorable to QRSPL.

Market Risks

QRS cannot warrant or guarantee that the market will be accepting of the technology or products or that they will be bought in sufficient quantities or at sufficient prices to make the business of QRSPL viable.

BTG Patents

QRS purchased a patent portfolio relating to Quadrupole Resonance technology from BTG International ("BTG") as announced to the market on 7 April 2006. On 19 February 2009 QRS announced that it had turned back the patent portfolio to BTG significantly strengthening its balance sheet by removing the associated liability to make payments on the patent portfolio.

By turning back the patent portfolio, BTG has a right to reclaim ownership of the patents.

The BTG patents are a component of the cross license between GE Security and QRS. If QRS were to lose the ownership and subsequent rights to the BTG patents GE Security could terminate the cross license agreement with QRS. QRS has received minimal revenue from the license with GE Security.

If QRS were to have a commercial breakthrough with its QR technology and it lost access to its license to the GE Security patents it may have to renegotiate a license with both BTG and GE Security. There is no certainty that GE Security or BTG would license its IP nor is it clear that QRS would need that license.

Regulatory Requirements and Approvals

In pursuing its commercialization strategy, QRSPL may be exposed to certain regulatory risks. The markets in which QRSPL and its partners intend to operate in are generally regulated and or supervised by various Government bodies or organizations. QRS cannot warrant or guarantee that any existing or future policies of any existing or future domestic or international Government or regulatory body will not restrict or hinder the activities of QRSPL or QRSPL's ability to commercialize its products.

Partners of QRSPL will generally be responsible for developing and selling products which may contain QRSPL's technology in isolation or in conjunction with other technologies. These new products, QR generally and QRSPL's intellectual property specifically may require acceptance and additional testing by the relevant regulatory authorities before being ready for commercial deployment. QRS cannot warrant nor guarantee that all performance requirements by any regulatory authority, partner, potential partner or commercial market has been or will be met in the future.

Operations

QRSPL anticipates continuing to incur significant operating expenses in the future including significant cost of revenues, selling, general and administrative and amortization expenses. As a

result, QRS may incur operating losses and may not have enough money to grow its business in the future.

7.5 QRSecurity Pty Ltd risks

In February 2007, QRS acquired a business through its wholly owned subsidiary, QRSecurity Pty Ltd ("**QRSecurity**"). QRSecurity supplies and distributes CCTV equipment in Australasia.

QRS considers the key risks associated with this business to include the following. This should not be considered an exhaustive statement by QRS in this regard.

Reliance on Key Personnel

QRSecurity is a distribution company and as such is largely dependent upon its key sales personnel. QRS cannot warrant or guarantee that it will be able to retain QRSecurity's key personnel nor that it will be able to attract and recruit suitable replacements should one or more key personnel leave the employment of QRSecurity nor that it will be able to attract and recruit additional employees that may be required in the future. QRS cannot warrant or guarantee that neither it nor QRSecurity will be effective in securing the services of key personnel and as such cannot warrant or guarantee that the personnel requirements of QRSecurity will be met. The loss of key personnel and or the inability to recruit the required staff would most likely be detrimental to the value of an investment in QRS.

Future Working Capital Requirements

QRSecurity is currently undergoing significant growth in revenue and QRSecurity may require future working capital to fund this growth. If QRSecurity or the Company is unable to use debt or equity to fund working capital requirements there can be no assurances that QRSecurity will have sufficient capital resources for that purpose, or other purposes, or that it will be able to obtain additional resources on terms acceptable to QRSecurity and the Company or at all. Any additional equity financing may be dilutive to Shareholders and any debt financing, if available, may involve restrictive covenants, which limit QRSecurity's operations and business strategy.

The Company's failure to raise capital if and when needed could delay or suspend QRSecurity's business strategy and could have a material adverse effect on QRSecurity as well as the Company.

Reliance upon Agreements/Alliances with Third Parties

The ultimate success of QRSecurity's business is in part dependent upon the successful maintenance of supply arrangements with certain brands and manufacturers. In the event that this is not maintained the value of an investment in QRS may be adversely affected.

QRS cannot warrant or guarantee that the terms of any agreement or agreements that have been or may be reached between QRSecurity and any other party or parties will be on terms that are commercially favorable to QRSecurity.

The failure of a third party with whom QRSecurity has entered into an agreement to comply with the terms of that agreement (including by way of a failure to pay invoices issued by QRSecurity) may adversely affect QRSecurity and/or the Company.

7.6 Spectrum San Diego Incorporated risks

In June 2007 QRS concluded its Series A Preferred Financing with Spectrum San Diego Incorporated ("**Spectrum**"). Spectrum is a developer of advanced technology.

QRS considers the key risks associated with Spectrum to include the following. This should not be considered an exhaustive statement by QRS in this regard.

Reliance on Key Personnel

Spectrum is a technology company and as such is largely dependent upon its key personnel. QRS cannot warrant or guarantee that Spectrum will be able to retain its key personnel nor that it will be able to attract and recruit suitable replacements should one or more key personnel leave the employment nor that it will be able to attract and recruit additional employees that may be required in the future. QRS cannot warrant or guarantee that neither it nor Spectrum will be effective in securing the services of key personnel and as such cannot warrant or guarantee that the personnel requirements of Spectrum will be met. The loss of key personnel and or the inability to recruit the required staff would most likely be detrimental to the value of an investment in QRS.

Future Working Capital Requirements

Spectrum is currently undergoing significant growth and may require future working capital to fund this growth. If Spectrum or the Company is unable to use debt or equity to fund working capital requirements there can be no assurances that Spectrum will have sufficient capital resources for that purpose, or other purposes, or that it will be able to obtain additional resources on terms acceptable to Spectrum and the Company or at all. Any additional equity financing may be dilutive to Shareholders and any debt financing, if available, may involve restrictive covenants, which limit Spectrum's operations and business strategy.

Although unlikely, the Company's failure to raise capital if and when needed could affect Spectrum's business strategy and could have a material adverse effect on Spectrum as well as the Company.

Reliance upon Spectrum technology

The ultimate success of Spectrum's business is in part dependent upon the acceptance of its technology. In the event that this is not maintained the value of an investment in QRS may be adversely affected.

8 ADDITIONAL INFORMATION

8.1 Nature of this Prospectus

This Prospectus is a prospectus to which the special content rules under section 713 of the Corporations Act apply. That provision allows the issue of a more concise prospectus in relation to offers of securities in a class which has been continuously quoted by ASX for the three months prior to the date of this prospectus.

8.2 Continuous Disclosure Obligations

The Company is a "disclosing entity" (as defined in Section 111 AC of the Corporations Act) for the purposes of Section 713 of the Corporations Act and, as such, is subject to regular reporting and disclosure obligations. Specifically, like all listed companies, the Company is required to continuously disclose any information it has to the market which a reasonable person would expect to have a material effect on the price or the value of the Company's Shares. The New Shares which will be issued pursuant to this Prospectus are in the same class of Shares that have been quoted on the official list of the ASX during the 12 months prior to the issue of this Prospectus.

This Prospectus is a "transaction specific prospectus". In general terms "transaction specific prospectuses" are only required to contain information in relation to the effect of the issue of New Shares on the Company and the rights attaching to the Shares. It is not necessary to include general information in relation to all of the assets and liabilities, financial position, profits and losses or prospects of the issuing company.

This Prospectus is intended to be read in conjunction with the publicly available information in relation to the Company which has been notified to ASX and does not include all of the information that would be included in a prospectus for an initial public offering of securities in an entity that is not already listed on a stock exchange. Investors should therefore have regard to the other publicly available information in relation to the Company before making a decision whether or not to invest.

Having taken such precautions and having made such enquires as are reasonable, the Company believes that it has complied with the general and specific requirements of ASX as applicable from time to time throughout the 12 months before the issue of this Prospectus which required the Company to notify ASX of information about specified events or matters as they arise for the purpose of ASX making that information available to the stock market conducted by ASX.

Information that is already in the public domain has not been reported in this Prospectus other than that which is considered necessary to make this Prospectus complete.

8.3 Availability of other documents

The Company, as a disclosing entity under the Corporations Act, states that:

(a) it is subject to regular reporting and disclosure obligations;

(b) copies of documents lodged with the ASIC in relation to the Company (not being documents referred to in Section 1274(2)(a) of the Corporations Act) may be obtained from, or inspected at, the offices of the ASIC; and

(c) it will provide a copy of each of the following documents, free of charge, to any person on request between the date of this Prospectus and the Closing Date:

(i) the financial statements of the Company for the financial year ended 30 June 2008 being the last financial statements for a financial year, of the Company lodged with the ASIC before the issue of this Prospectus;

(ii) the half-year financial report of the Company for the half-year ended 31 December 2008, being the half-year financial report of the Company lodged with the ASIC after lodgment of the financial statements referred to in paragraph (i) above and before the issue of this Prospectus; and

(iii) any documents used to notify ASX of information relating to the Company in the period from lodgement of the financial statements referred to in paragraph (i) above until the issue of the Prospectus in accordance with the Listing Rules as referred to in Section 674(1) of the Corporations Act.

Copies of all documents lodged with the ASIC in relation to the Company can be inspected at the registered office of the Company during normal office hours.

The Company has lodged the following announcements with ASX since the lodgement of the 2008 audited financial statements:

Date	Description of Announcement
07/05/2009	Change of Director`s Interest Notice
06/05/2009	Becoming a substantial holder
06/05/2009	Change of Director`s Interest Notice
05/05/2009	Appendix 3B
04/05/2009	Helmsman Capital Fund II Take Stake
30/04/2009	Quarterly Market Update
30/04/2009	Appendix 4C - quarterly
20/04/2009	Helmsman to Recapitalize QRS Providing Expansion Capital
25/03/2009	Change of Director`s Interest Notice
05/03/2009	Change of Director`s Interest Notice
27/02/2009	Half Yearly Report and Accounts
19/02/2009	QRSciences Strengthen Balance Sheet
30/01/2009	Appendix 4C - quarterly
23/01/2009	Appendix 3B
24/12/2008	Change of Director`s Interest Notice
15/12/2008	SPECTRUM UPDATE - MODIFICATION OF AGREEMENT
15/12/2008	Appendix 3B
12/12/2008	Change of Director`s Interest Notice
26/11/2008	AGM Presentation
26/11/2008	Results of Meeting
26/11/2008	Chairman`s Address to Shareholders
25/11/2008	Market Update Regarding USA Investments
11/11/2008	Appendix 3B
30/10/2008	Annual Report to shareholders

ASX maintains files containing publicly available information for all listed companies. The Company's file is available for inspection at ASX during normal office hours.

8.4 Material Contracts

The following are summaries of the significant terms of the material agreements which relate to the business of the Company.

Underwriting Agreement

Under an Underwriting Agreement dated 1 May 2009 ("**Underwriting Agreement**"), Helmsman Funds Management has agreed to underwrite the Offer. The Underwriting Agreement does not extend to any rights associated with Shares arising from the exercise of Options.

In the event that the Underwriter holds a Relevant Interest in 20% or more of the Company's share capital, the Company has an obligation under the Underwriting Agreement to take steps to ensure the appointment and continuation in office as a director of the Company of one person nominated by the Underwriter.

The obligation of the Underwriter to underwrite the Offer is subject to certain events of termination. The Underwriter may terminate its obligations under the Underwriting Agreement at any time before allotment of all New Shares, if any one or more of the following events occurs:

(a) **(lodgement of Prospectus)** the Company fails to lodge the Prospectus with ASIC on 18 May 2009 **(Prospectus Lodgement Date)** except where the sole reason for failing to lodge is an act or omission of the Underwriter;

(b) **(disclosures in Prospectus)** a statement in the Prospectus is misleading or deceptive, or a matter required by the Corporations Act is omitted from the Prospectus (having regard to the provisions of Part 6D.2 of the Corporations Act);

(c) **(Quotation approvals)** approval for official quotation of all of the New Shares on ASX is refused or not granted on or before 17 June 2009, or if approval is granted, the approval is granted on conditions other than customary conditions or subsequently withdrawn, qualified or withheld before the issue of the New Shares;

(d) **(trading of securities)** trading in any securities of the Company is suspended by ASX for more than five trading days, or any securities of the Company quoted on ASX cease to be so quoted;

(e) **(market fall)** the S&P/ASX 200 Index is at any time prior to the allotment date more than 10% below the level of that Index at the close of normal trading on the trading day before the Prospectus Lodgement Date;

(f) **(market conditions)** any material adverse change or disruption to the existing financial markets, political or economic conditions of Australia, Japan, the United Kingdom, the United States of America or in the international financial markets or any material adverse change occurs in national or international political, financial or economic conditions, in each case the effect of which is that, in the reasonable opinion of the Underwriter reached in good faith, it is impracticable to market the Offer or to enforce contracts to issue and allot the New Shares or that the success of the Offer is likely to be adversely affected;

(g) **(adverse change)** any material adverse change occurs in the assets, liabilities, financial position or performance, profits, losses or prospects of the Company or the Group (insofar as the position of the Group affects the position of the Company), including:

(i) any change in the earnings, cash position, future prospects or forecasts of the Company or an entity in the Group;

(ii) any change in the nature of the business conducted by the Company or an entity in the Group; or

(iii) the insolvency or voluntary winding up of the Company or an entity in the Group or the appointment of any receiver, receiver and manager, liquidator or other external administrator;

(h) **(withdrawal)** the Company withdraws or terminates the Offer for any reason;

(i) **(compliance with regulatory requirements)** the Company or any entity in the Group contravenes the Corporations Act, the Listing Rules, its constitution or any other applicable law or regulation;

(j) **(Closing Certificate)** the Closing Certificate which is required to be furnished by the Company under the Underwriting Agreement is not furnished when required or a statement in the Closing Certificate is untrue, incorrect or misleading;

(k) **(repayment)** any circumstance arises that results in the Company either repaying the money received from applicants or offering applicants an opportunity to withdraw their acceptances for New Shares and be repaid their application money;

(l) **(material adverse effect)** the Underwriter believes that one of the following events has or is likely to have a materially adverse effect on the outcome of the Offer or could give rise to liability for the Underwriter under any law or regulation:

(i) **(supplementary prospectus)** the Company, being prohibited by section 728(1) of the Corporations Act from offering Shares under the Prospectus, lodges a supplementary or replacement prospectus in relation to the Offer;

(ii) **(supplementary prospectus)** the Company fails to lodge a supplementary or replacement prospectus in a form acceptable to the Underwriter in circumstances where the Underwriter reasonably believes that the Company is prohibited by section 728(1) of the Corporations Act from offering New Shares under the Prospectus;

(iii) **(disclosures in Due Diligence Report)** any information supplied by or on behalf of the Company to the Underwriter in relation to the Group or the Offer as part of the due diligence process is misleading or deceptive;

(iv) **(new circumstance)** a new circumstance occurs or arises after the Prospectus is lodged that would, in the reasonable opinion of an Underwriter, have been required to be included in the Prospectus if it had arisen before the Prospectus was lodged;

(v) **(material contracts)** any material contract of the Company is terminated or materially amended;

(vi) **(hostilities)** hostilities, political or civil unrest not presently existing commence (whether war has been declared or not) or a major escalation in existing hostilities, political or civil unrest occurs (whether war has been declared or not) involving any one or more of Australia, Japan, South Korea, Taiwan, the United States of America, the United Kingdom, or a terrorist act is perpetrated

on any of those countries or any diplomatic, military, commercial or political establishment of any of those countries anywhere in the world;

(vii) **(change of law)** there is introduced, or there is a public announcement of a proposal to introduce, into the Parliament of Australia or any State or Territory of Australia, a new law, or the Reserve Bank of Australia, or any Commonwealth, State or Territory authority, adopts or announces a proposal to adopt a new policy (other than a law or policy which has been announced before the date of this document), any of which does or is likely to have a material adverse effect on the success of the Offer;

(viii) **(change in management)** a change in the board of Directors or senior management of the Company occurs, other than as contemplated by this document;

(ix) **(legal proceedings and offence by Directors)** any of the following occurs:

(A) a Director is charged with an indictable offence;

(B) legal proceedings are commenced against the Company or any Director; or

(C) any Director is disqualified from managing a corporation under section 206A of the Corporations Act;

(x) **(change to constitution)** prior to the allotment date, a change to the constitution of the Company or the Company's capital structure occurs without the prior written consent of the Underwriter;

(xi) **(Prospectus to comply)** the Prospectus or any aspect of the Offer does not comply with the Corporations Act, the Listing Rules or any other applicable law or regulation;

(xii) **(notifications)** any of the following occurs:

(A) ASIC gives notice of an intention to hold a hearing under section 739(2) of the Corporations Act or issues an order under sections 739(1) or (3) of the Corporations Act;

(B) ASIC applies for an order under Part 9.5 of the Corporations Act in relation to the Prospectus or commences any investigation or hearing under Part 3 of the Australian Securities and Investments Commission Act 2001 (Cth) in relation to the Prospectus;

(C) any person gives a notice under section 733(3) of the Corporations Act or any person who has previously consented to the inclusion of its name in the Prospectus (or any Supplementary Prospectus) or to be named in the Prospectus withdraws that consent;

(D) any person gives a notice under section 730 of the Corporations Act in relation to the Prospectus; or

(E) the Company or an entity in the Group issues a public statement concerning the Offer which has not been approved by the Underwriter;

(xiii) **(breach)** the Company breaches any of its obligations under the Underwriting Agreement;

(xiv) **(material contract breach)** any person commits a substantial breach of a material contract;

(xv) **(representations and warranties)** any representation or warranty in the Underwriting Agreement on the part of the Company is not true or correct;

(xvi) **(prescribed occurrence)** an event specified in section 652C(1) or section 652C(2) of the Corporations Act occurs, but replacing "target" with "Company"; or

(xvii) **(timetable)** an event specified in the timetable contained in the Underwriting Agreement is delayed for more than three Business Days other than as the direct result of actions taken by the Underwriter (unless those actions are requested by the Company) or the actions of the Company (where those actions are taken with the Underwriter's prior consent).

8.5 Directors' Interests

Other than as set out below or elsewhere in this Prospectus, no Director nor any firm in which such a Director is a partner, has or had within 2 years before the lodgement of this Prospectus with the ASIC, any interest in:

(a) the formation or promotion of the Company;

(b) property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Offer of New Shares pursuant to this Prospectus; or

(c) the Offer of New Shares pursuant to this Prospectus,

and no amounts have been paid or agreed to be paid (in cash or Shares or otherwise) to any Director or to any firm in which any such Director is a partner, either to induce him to become, or to qualify him as, a Director or otherwise for services rendered by him or by the firm in connection with the formation or promotion of the Company or the Offer of New Shares pursuant to this Prospectus.

8.6 Directors' Holdings of the Company's securities

Directors' interests in securities of the Company at the date of this Prospectus are:

Name	Class of security	Interest
Mr Kevin Russeth	Ordinary Shares	4,306,521
Mr Rick Stokes	Ordinary Shares 45 cent listed Options expiring 30/03/1012	1,252,693 80,826
Mr Robert Halverson	Ordinary Shares 45 cent listed Options expiring 30/03/1012	1,506,957 42,000

The Directors will participate in the Offer to the extent that they are Eligible Shareholders as at the Record Date.

8.7 Directors

The Constitution of the Company provides that the Directors may be paid for their services as Directors. Non-Executive Directors may only be paid a sum not exceeding such fixed sum per annum as may be determined by the Company in general meeting, to be divided among the Non-Executive Directors and in default of agreement then in equal Shares. The Company has paid $844,563.00 in 2007, $989,978.00 in 2008 and $597,132.73 in the current year (including GST where applicable) by way of remuneration for services provided by all Directors, companies associated with the Directors or their associates in their capacity as Directors, employees, consultants or advisers. Directors, companies associated with the Directors or their associates are also reimbursed for all reasonable expenses properly incurred in the course of conducting their duties which include, but are not in any way limited to, out of pocket expenses, travelling expenses, disbursements made on behalf of the Company and other miscellaneous expenses.

The Company has given notice to Mr Russeth in accordance with his Executive Services Agreement that his contract would terminate on 28 February 2010. The Company has not yet determined whether Mr Russeth will be re-employed after 28 February 2010 and if so, whether he will be re-employed in the same capacity in which he is currently employed or in a different capacity.

8.8 Litigation and regulatory inquiries

As at the date of this Prospectus, the Company is not involved in any material legal proceedings and the Directors are not aware of any legal proceedings pending or threatened against the Company.

From time to time ASIC has conducted enquires in relation to compliance by the Company with its continuous disclosure obligations. The most recent enquiry commenced in October 2008. With respect to this enquiry, no finding has been made against the Company to date.

8.9 Consents

Helmsman Funds Management was not involved in the preparation of any part of this Prospectus other than **section 5.6** and did not authorise or cause the issue of this Prospectus. Helmsman Funds Management makes no express or implied representation or warranty in relation to the Company, this Prospectus or the Offer and does not make any statement in this Prospectus other than the statements of current intention set out in **section 5.6**, nor is any statement in it based on any statement made by Helmsman Funds Management. To the maximum extent permitted by law, Helmsman Funds Management expressly disclaims and takes no responsibility for any material in, or omission from, this Prospectus other than the reference to its name and to the statements of current intention in **section 5.6**.

Each of the other parties referred to in this **section 8.9**:

- does not make, or purport to make, any statement in this Prospectus or on which a statement made in the Prospectus is based other than as specified in this section;
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Prospectus other than a reference to its name and a statement included in this Prospectus with the consent of that party as specified in this section; and
- has not authorised or caused the issue of this Prospectus.

Each of the following has consented to being named in the Prospectus in the capacity as noted below and have not withdrawn such consent prior to the lodgement of this Prospectus with the ASIC:

- Helmsman Funds Management, in the capacity of Underwriter;
- Pullinger Readhead Lucas, in the capacity of solicitors to the Company; and
- Moore Stephens Chartered Accountants, in the capacity of auditors to the Company and to the inclusion of references to the 31 December 2008 reviewed accounts.

Reference to Computershare Investor Services Pty Limited as share register to the Company appear for information purposes only.

8.10 Interests of Experts and Advisers

Other than as set out below or elsewhere in this Prospectus, the Underwriter and all other persons named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus do not have, and have not had in the two years before the date of this Prospectus, any interest in:

- the formation or promotion of the Company;
- property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Offer of New Shares pursuant to this Prospectus; or
- the Offer of New Shares pursuant to this Prospectus,

and no amounts have been paid or agreed to be paid (in cash or Shares or otherwise) and no other benefit has been given or agreed to be give i to any of those persons for services provided by those persons in connection with the formation or promotion of the Company or the Offer of New Shares pursuant to this Prospectus.

Pullinger Readhead Lucas are entitled to be paid $10,000 (exclusive of GST) for advice and assistance in relation to certain aspects of this Prospectus, assisting the Company in relation to its due diligence regime and enquiries and in relation to application for quotation of the New Shares on ASX.

Pullinger Readhead Lucas received the amount of $200,436.35 for the financial year ended 30 June 2007, $80,971.91 for the financial year ended 30 June 2008 and $102,702.42 for the current financial year. These amounts were paid for the provision of professional services to the Company and are inclusive of GST.

8.11 Estimated Expenses of Issue

The expenses of the Issue are estimated to be $50,000.

8.12 Governing Law

This Prospectus and the contracts formed on acceptance of Applications are governed by the laws applicable in Western Australia, Australia. Each applicant for New Ordinary Shares submits to the exclusive jurisdiction of the courts of Western Australia, Australia.

9 DIRECTORS' CONSENT

Each Director has consented to the lodgement of this Prospectus with the ASIC.

Signed on behalf of the Directors pursuant to a resolution of the Board.

Rick Stokes
Chairman

10 GLOSSARY

"**A$**", "**$**" and **dollars** means Australian dollars, unless otherwise stated.

Additional New Shares means New Shares in addition to an Eligible Shareholder's Entitlement for which an Eligible Shareholder makes an Application.

Application means an application for New Shares made pursuant to an Application Form.

Application Form means the application form attached to or accompanying this Prospectus.

Application Money means money received from Eligible Shareholders in respect of their Applications.

ASIC means the Australian Securities and Investments Commission.

ASTC means ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532).

ASTC Settlement Rules means the settlement rules of ASTC.

ASX means ASX Limited (ABN 98 008 624 691).

Board means the board of Directors.

Business Day has the meaning given in the ASX Listing Rules.

CHESS means ASX Clearing House Electronic Sub-register System.

Closing Date means 17 June 2009, or such other date as may be determined by the Directors and the Underwriters under this Prospectus.

Company or **QRSciences** means QRSciences Holdings Limited (ABN 27 009 259 876).

Constitution means the Company's Constitution as at the date of this Prospectus.

Corporations Act means the Corporations Act 2001 (Commonwealth).

Directors means directors of the Company at the date of this Prospectus.

Eligible Shareholder means a Shareholder, as at the Record Date, other than a Non-qualifying Foreign Shareholder.

Entitlement or **Right** means a Shareholder's entitlement (or right) to subscribe for New Shares under this Prospectus.

Existing Share means a Share issued before the Record Date.

Group means the Company and each Related Body Corporate of the Company.

Helmsman Funds Management means Helmsman Funds Management Limited in its capacity as trustee of Helmsman Capital Fund Trust IIA.

Listing Rules or **ASX Listing Rules** means the Listing Rules of ASX.

New Share means a fully paid ordinary share in the capital of the Company to be issued under this Prospectus.

Non-qualifying Foreign Shareholder means a Shareholder whose registered address is not situated in Australia or New Zealand.

Official List means the Official List of ASX.

Official Quotation means official quotation on ASX.

Offer means the offer of New Shares under this Prospectus.

Option means an option to acquire a Share.

Prospectus means the prospectus constituted by this document.

Record Date means 5 pm WST on 27 May 2009.

Related Body Corporate has the meaning given to it in the Corporations Act.

Relevant Interest has the meaning given to it in the Corporations Act.

Rights Issue or **Issue** means the renounceable pro rata issue pursuant to this Prospectus by the Company of one New Share for every 2 Existing Shares held at an issue price of 2.182 cents per New Share.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means the holder of a Share.

Underwriter means Helmsman Funds Management.

Underwriting Agreement means the underwriting agreement dated 1 May 2009 between the Underwriter and the Company.

WST means Western Standard Time.

11 CORPORATE DIRECTORY

Directors
Mr Rick Stokes (Chairman)
Mr Kevin Russeth
Mr Robert Halverson (Non-Executive)

Auditors
Moore Stephens
Chartered Accountants
Level 3, 12 St Georges Terrace
Perth Western Australia 6000
Telephone: +61 8 9225 5355
Facsimile: +61 8 9225 6181

Chief Financial Officer & Company Secretary
Mr Jamie Taylor

Bankers
National Australia Bank
49 Malop Street
Geelong Victoria 3220

Registered Office
5/435 Williamstown Road
Port Melbourne Victoria 3207
Telephone: +61 3 96819854
Facsimile: +61 3 96462409

Solicitors
Pullinger Readhead Lucas
Level 2, Fortescue House
50 Kings Park Road
West Perth Western Australia 6005
Telephone: +61 8 9320 4999
Facsimile: +61 8 9320 4900

Share Registry
Computershare Investor Services Pty Ltd
Level 2, 45 St Georges Terrace
Perth Western Australia 6000
Telephone: +61 8 9323 2000
Facsimile: +61 8 9323 2033

Stock Exchange
Australian Securities Exchange
Exchange Plaza
2 The Esplanade
Perth Western Australia 6000

Websites
www.qrsciences.com
www.qcctv.com.au
www.qdetection.com.au

ASX Code
QRS – Ordinary Shares
QRSNY.PK – U.S. ADR's
DVOP.OB – U.S. bulletin board

Spectrum SDI website
www.spectrumsdi.com

ABN
27 009 259 876

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	50,578,419 Ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, the Ordinary shares to be issued will rank equally with the existing Ordinary shares.
5	Issue price or consideration	$0.2182 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Pursuant to the 1 for 2 pro-rata renounceable rights issue The funds raised from the issue are intended to be used for working capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 June 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number		+Class
Currently on Issue	101,156,837*	Ordinary
Rights issue shares To be issued	50,578,419	Ordinary
Total	151,735,256	Ordinary
	43,035,039	$0.45 Listed Options to acquire FPO shares
*(** 85,000 subject to voluntary restriction of ESP)*		

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	450,000	$0.15 Unlisted Options to acquire fully paid ordinary shares exp 22/04/2010
		450,000	$0.20 Unlisted Options to acquire fully paid ordinary shares exp 22/04/2011
		50,500	$1.00 Unlisted Options to acquire fully paid ordinary shares exp 30/09/2010
		1,114,384	$0.30 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2012
		906,859	$0.30 Unlisted Options to acquire fully paid ordinary shares exp 19/10/2012
		3,801,547	$0.587 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
		3,801,547	$0.797 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
		7,500,000	$0.237 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

For personal use only

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	No
12	Is the issue renounceable or non-renounceable?	renounceable
13	Ratio in which the +securities will be offered	One (1) new shares for every two (2) existing shares held as at the record date;
14	+Class of +securities to which the offer relates	Fully paid ordinary shares
15	+Record date to determine entitlements	27 May 2009
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	No
17	Policy for deciding entitlements in relation to fractions	Rounded up to the nearest whole number
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	The offer is only available to shareholders with registered addresses in Australia or New Zealand.
19	Closing date for receipt of acceptances or renunciations	17 June 2009
20	Names of any underwriters	Helmsman Funds Management Ltd as trustee of Helmsman Capital Fund Trust IIA
21	Amount of any underwriting fee or commission	Not Applicable
22	Names of any brokers to the issue	Not Applicable
23	Fee or commission payable to the broker to the issue	Not Applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not Applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not Applicable

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	2 June 2009
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	18 May 2009
28	Date rights trading will begin (if applicable)	21 May 2009
29	Date rights trading will end (if applicable)	10 June 2009
30	How do +security holders sell their entitlements *in full* through a broker?	Refer to section 4.3 of the prospectus. Complete the section marked "Instructions to Stockbroker" on the back of the Application Form, which accompanies the Prospectus, in accordance with the instructions contained on the form and lodge it with your stockbroker as soon as possible.
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Refer to section 4.4 of the prospectus. Complete the Application Form, which accompanies the Prospectus, by inserting the number of New Shares for which you wish to accept (being less than as specified on the Application Form) and complete the section marked "Instructions to Stockbroker" on the back of the form in respect of that part of your Entitlement you wish to sell.
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Refer to section 4.5 of the prospectus. Complete Renunciation Form (obtainable through your stockbroker or the Company's share registrar, Computershare Investor Services Pty Ltd) together with your Application Form completed by the transferee together with a cheque for the appropriate Application Monies to reach the Company's share registry.
33	+Despatch date	2 June 2009

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 18 May 2009

Print name: Jamie Taylor

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	50,578,419 Ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, the Ordinary shares to be issued will rank equally with the existing Ordinary shares.
5	Issue price or consideration	$0.02182 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Pursuant to the 1 for 2 pro-rata renounceable rights issue The funds raised from the issue are intended to be used for working capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 June 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number		+Class
Currently on Issue	101,156,837*	Ordinary
Rights issue shares To be issued	50,578,419	Ordinary
Total	151,735,256	Ordinary
	43,035,039	$0.45 Listed Options to acquire FPO shares
*(** 85,000 subject to voluntary restriction of ESP)*		

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	450,000	$0.15 Unlisted Options to acquire fully paid ordinary shares exp 22/04/2010
		450,000	$0.20 Unlisted Options to acquire fully paid ordinary shares exp 22/04/2011
		50,500	$1.00 Unlisted Options to acquire fully paid ordinary shares exp 30/09/2010
		1,114,384	$0.30 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2012
		906,859	$0.30 Unlisted Options to acquire fully paid ordinary shares exp 19/10/2012
		3,801,547	$0.587 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
		3,801,547	$0.797 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
		7,500,000	$0.237 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	No
12	Is the issue renounceable or non-renounceable?	renounceable
13	Ratio in which the +securities will be offered	One (1) new shares for every two (2) existing shares held as at the record date;
14	+Class of +securities to which the offer relates	Fully paid ordinary shares
15	+Record date to determine entitlements	27 May 2009
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	No
17	Policy for deciding entitlements in relation to fractions	Rounded up to the nearest whole number
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	The offer is only available to shareholders with registered addresses in Australia or New Zealand.
19	Closing date for receipt of acceptances or renunciations	17 June 2009
20	Names of any underwriters	Helmsman Funds Management Ltd as trustee of Helmsman Capital Fund Trust IIA
21	Amount of any underwriting fee or commission	Not Applicable
22	Names of any brokers to the issue	Not Applicable
23	Fee or commission payable to the broker to the issue	Not Applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not Applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not Applicable

For personal use only

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	2 June 2009
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	18 May 2009
28	Date rights trading will begin (if applicable)	21 May 2009
29	Date rights trading will end (if applicable)	10 June 2009
30	How do +security holders sell their entitlements *in full* through a broker?	Refer to section 4.3 of the prospectus. Complete the section marked "Instructions to Stockbroker" on the back of the Application Form, which accompanies the Prospectus, in accordance with the instructions contained on the form and lodge it with your stockbroker as soon as possible.
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Refer to section 4.4 of the prospectus. Complete the Application Form, which accompanies the Prospectus, by inserting the number of New Shares for which you wish to accept (being less than as specified on the Application Form) and complete the section marked "Instructions to Stockbroker" on the back of the form in respect of that part of your Entitlement you wish to sell.
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Refer to section 4.5 of the prospectus. Complete Renunciation Form (obtainable through your stockbroker or the Company's share registrar, Computershare Investor Services Pty Ltd) together with your Application Form completed by the transferee together with a cheque for the appropriate Application Monies to reach the Company's share registry.
33	+Despatch date	2 June 2009

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 18 May 2009

Print name: Jamie Taylor

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

19 May, 2009

SPECTRUM SAN DIEGO TO UNVEIL CarSCAN™

QRSciences Holdings Limited (QRS) announces that Spectrum San Diego (Spectrum) who QRS maintains a 25.4% ownership stake in will unveil the Car*SCAN*™ product at the Force Protection Equipment Demonstration VII (FPED VII) from May 19-21, 2009 at the Stafford County Regional Airport, Stafford, Virginia.

Spectrum San Diego, a proven innovator in the high-tech security screening market, today introduced Car*SCAN*™, an ultra-low-dose dual-energy X-ray imaging system providing rapid and reliable detection of explosives, contraband and stowaways in cars and light trucks. Car*SCAN* significantly increases detection capabilities at military checkpoints and other high-security locations. Concealed threats are quickly identified in vehicles traveling at normal checkpoint speeds, reducing wait times at border crossings and other high-volume inspection points.

Car*SCAN*'s patent pending technology provides actionable information to security personnel at border crossings, military bases, embassies, ports and other critical government and private facilities. The vehicle being inspected drives through the Car*SCAN* archway and the scanned image is displayed on the security officer's monitor, much the same as an airport baggage scanner. Unlike previous generation vehicle scanners, dual-energy transmission imaging penetrates through the entire vehicle, greatly minimizing blind spots and highlighting potential threats in easily understandable color-coded images.

"Car*SCAN* is a breakthrough in vehicle screening technology, offering a valuable new security tool to the government, law enforcement and military," said Dr. Steven W. Smith, president and technical director of Spectrum San Diego. "Passengers remain safely inside the vehicle, allowing a thorough inspection with the highest throughput. We are pleased to demonstrate Car*SCAN* for the first time to FPED attendees."

Car*SCAN* meets national safety standards for the X-ray screening of vehicles containing passengers. Its small footprint allows the Car*SCAN* archway to be installed into an existing traffic lane. Minimal manpower and time are required for installation and operational training. Since only a few hours are necessary to set up and dismantle the system, short notice needs and unanticipated security requirements can easily be accommodated. No trenching or build-out

of the installation area is necessary. Car*SCAN* can be operated at an unlimited distance from security personnel to provide standoff blast protection.

Spectrum San Diego's demonstrations at FPED VII will showcase how this innovative technology can quickly identify potential threats in vehicles. To schedule a live Car*SCAN* demonstration and speak with company executives, contact SpectrumSD team@jhg.com.

About FPED VII

The U.S. Army Product Manager, Force Protection Systems (PM-FPS) puts on FPED every two years. This years program is under the sponsorship of Office of the Under Secretary of Defense for Acquisition, Technology & Logistics (OUSD AT&L); Department of Energy (DOE); Department of Homeland Security (DHS); Joint Staff (JS); National Institute of Justice (NIJ); National Nuclear Security Administration (NNSA) and Technical Support Working Group (TSWG).

The primary goal of FPED is to provide leaders and decision-makers from DOD, Federal departments and agencies, and selected state/ local law enforcement and corrections agencies the opportunity to observe, and become familiar with physical security/ force protection equipment available for procurement and testing.

The FPED brings together knowledgeable leaders from around the world and puts them in contact with manufacturers who may have equipment solutions for physical security/ force protection needs. Its most important function is to provide leaders the opportunity to view available equipment and future equipment possibilities. A valuable synergy also results when vendors discover what users need and develop better product solutions by working with other manufacturers.

For more information on FPED please visit: www.fped7.org

About Spectrum San Diego

Spectrum San Diego, Inc. is a high-tech security innovator, specializing in ultra-low-dose X-ray screening systems. Founded in 1998, the company's technologies focus on the rapid detection of weapons, drugs, stowaways and explosives, including Vehicle-Borne Improvised Explosive Devices (VBIED). Spectrum San Diego pioneered the use of ultra-low-dose X-ray technology providing revolutionary security solutions to the government, law enforcement and military. Spectrum San Diego has also played a crucial role in the protection and safety of the public, post 9/11, through its CastScope™ screening system, now used in airports across the United States by the Transportation Security Administration (TSA). The company's solutions address real world problems, delivering advanced screening and detection capabilities with unparalleled operational efficiency. Products include Car*SCAN*™, SentryScope™ and CastScope™.The company's technologies

can be found at high security facilities and locations worldwide. For more information, please visit www.spectrumsdi.com

About QRSciences

QRSciences Holdings Limited is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business Q Video Systems is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

For more information on the company please visit www.QRSciences.com or http://www.qcctv.com.au or phone +61 3 9681 9854.

Rick Stokes
CEO
QRSciences Holdings Limited

QRSciences Holdings Ltd

5/435 Williamstown Rd,
Port Melbourne
VIC 3207 Australia
T: +61 3 9681 9884
F: +61 3 9646 2049
www.qrsciences.com

For Immediate release to the market

QRSCIENCES HOLDINGS LTD
ASX Code QRS

2 JUNE 2009

CONFIRMATION OF DESPATCH OF PROSPECTUS

QRSciences confirm the despatch of its prospectus and serially numbered entitlement and acceptance forms.

For further information please contact Mr Jamie Taylor, Company Secretary and Chief Financial Officer on 03 9646 9016.

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

June 3, 2009

QRSCIENCES ENTER INTO AGREEMENT WITH DSC (DIGITAL SECURITY CONTROLS) FOR INTRUDER ALARM PRODUCTS

QRSciences Holdings Limited, ("QRSciences") (ASX:QRS) (QRSNY:PK) is pleased to announce that its subsidiary, QRSciences Security Pty Ltd, has entered into a distribution agreement with DSC (Digital Security Controls) for its electronic security and intruder alarm products.

The distribution agreement with DSC initiates the launch of QRSciences Security Pty Ltd trading entity 'Q Alarm Supplies' (QAS) complimenting its existing security screening distribution division 'Q Detection Systems (QDS) and its successful CCTV distribution business 'Q Video Systems' (QVS) – the fastest growing CCTV business in the Australian electronic security market.

Under the agreement QRS will represent the full range of DSC products including Maxsys® access control systems and Surgard® receivers in all markets throughout Australia. Founded in 1979 DSC is a world leader in electronic security with its headquarters in Toronto and state-of-the-art manufacturing facilities in Canada and Italy. The DSC range extends from their revolutionary control panels, to industry-leading IP alarm monitoring products and now to sleek, contemporary self-contained wireless alarm panels.

The DSC security product range will broaden the market reach for QRS in Australia and have an immediate impact on sales and profit for the group. The Company is hoping to extend the agreement to include additional DSC regions over time.

QRS CEO Rick Stokes said "DSC is part of the Tyco Safety Products group - one of the world's largest industrial companies and we are delighted to establish an ongoing strategic relationship with them and to have the opportunity to partner with them in this region. The addition of the DSC product range to our existing security products portfolio will drive further sales and profit for QRS in the future. The appointment of the Company as the distributor for DSC in Australia is further testament of our growing reputation in the domestic security market in the region. "

About DSC (Digital Security Controls)

Tyco Safety Products Canada, through its leading brands DSC and Bentel, provides security professionals with products of superior quality and performance in more than 140 countries worldwide. They include alarm control panels, keypads, user interfaces, detection devices, alarm communication products, structured wiring and

industry-leading alarm monitoring technology. More information on DSC can be found at www.dsc.com.

About QRSciences

QRSciences Holdings Limited is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business Q Video Systems is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

For more information on the Company please visit www.QRSciences.com or www.qcctv.com.au , phone +61 3 9681 9854 in Australia or +1 (858) 613 8755 in the United States.

Mr. Rick Stokes

CEO

QRSciences Holdings Limited

QRSciences
Holdings Limited

22 June 2009

Rights Issue Shortfall Notice

QRSciences Holdings Limited (**Company**) advises that its recent renounceable rights issue of 1 New Share for every 2 Existing Shares held by eligible shareholders at an issue price of 2.182 cents per New Share (**Rights Issue**) closed on 17 June 2009 with the following results:

Maximum number of New Shares available under the Rights Issue	50,578,419
Number of New Shares applied for by eligible shareholders	34,137,699
Number of New Shares not applied for (**Shortfall Shares**)	16,440,720

The Company received a number of applications for additional New Shares in addition to shareholders' entitlements under the Rights Issue. All applications for additional New Shares were satisfied in full.

The Rights Issue is fully underwritten by Helmsman Funds Management Limited as trustee for the Helmsman Capital Fund Trust IIA (**Underwriter**). In accordance with the underwriting agreement between the Company and the Underwriter, the Company has notified the Underwriter of the number of Shortfall Shares.

The New Shares will be allotted and issued and holding statements despatched by no later than 25 June 2009.

When completed, the total funds raised under the Rights Issue will be $1,103,621.10 before issue costs.

Yours sincerely

Rick Stokes
Chairman

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Kevin Russeth
Date of last notice	25 March 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	1) 18 June 2009 2) 25 June 2009
No. of securities held prior to change	Direct – 4,306,521 FPO Shares
Class	Fully Paid Ordinary Shares (FPO)
Number acquired	1) 589,584 FPO Shares 2) 3,000,000 FPO Shares
Number disposed/Cancelled	None
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1) $12,381 2) $65,460

+ See chapter 19 for defined terms.

No. of securities held after change	Direct – 7,896,105 FPO Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	1) On-market trade – 589,584 FPO Shares at $0.021 2) Participation in Rights Issue

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited	
ABN: 27 009 259 876	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Richard J Stokes
Date of last notice	7 May 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	As Shown
Date of change	25 June 2009
No. of securities held prior to change Mr Richard Stokes Mr RJ Stokes & Mrs LM Stokes <Stokes Superannuation Fund> RDML Holdings Pty Ltd	8,695 Ordinary Shares 501,376 Ordinary Shares. 751,317 Ordinary Shares 80,826 Listed $0.45 Options exp. 30/06/2012
Class	Fully Paid Ordinary Shares
Number acquired Mr RJ Stokes & Mrs LM Stokes <Stokes Superannuation Fund> RDML Holdings Pty Ltd	900,000 Ordinary Shares 375,639 Ordinary Shares
Number disposed/Cancelled	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$27,834.44

+ See chapter 19 for defined terms.

No. of securities held after change Mr Richard Stokes Mr RJ Stokes & Mrs LM Stokes <Stokes Superannuation Fund> RDML Holdings Pty Ltd	 8,695 Ordinary Shares 1,401,376 Ordinary Shares. 1,126,956 Ordinary Shares 80,826 Listed $0.45 Options exp. 30/06/2012
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acceptance of Rights Issue

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Robert G Halverson
Date of last notice	6 May 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	As Show
Date of change	25 June 2009
No. of securities held prior to change Direct <Halverson Super Fund A/C>	1,506,957 Ordinary Shares. 42,000 $0.45 Options exp. 30/06/2012
Class	Fully Paid Ordinary Shares
Number acquired	753,479 Ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$16,440.91

+ See chapter 19 for defined terms.

No. of securities held after change Direct <Halverson Super Fund A/C>	2,260,436 Ordinary Shares. 42,000 $0.45 Options exp. 30/06/2012
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in Rights Issue

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Kevin Russeth
PO Box 1945
Rancho Santa Fe, CA. 92067
krusseth@qrsciences.com
Telephone: +1(858)342-8155

25 June 2009

Company Announcements Office
ASX Limited
Fax: 1 300 135 638

QRSciences Holdings Limited
5/435 Williamstown Road
Port Melbourne, VIC 3207
Fax: +61 3 9646 2049

By facsimile – for immediate release

QRSciences Holdings Limited – Notice of initial substantial holder

In accordance with Section 671 of the Corporations Law, I hereby enclose ASIC Form 603 (Notice of initial substantial holder) in relation to the fully paid ordinary shares in QRSciences Holdings Limited.

Sincerely

Kevin Russeth

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	QRSciences Holdings Limited
ACN/ARSN	27 009 259 876

1. Details of substantial holder (1)

Name	Mr. Kevin Russeth
ACN/ARSN (if applicable)	n/a

The holder became a substantial holder on 25/06/2009

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary	7,896,105	7,896,105	5.2%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Mr. Kevin Russeth	Registered and Beneficial Owner	Ordinary 7,896,105

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Mr. Kevin Russeth	Same	Same	Ordinary 7,896,105

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Mr. Kevin Russeth	25/06/2009	$65,460	-	Ordinary 3,000,000
" "	18/06/2009	$12,381	-	Ordinary 589,564
" "	25/03/2009	$4,350	-	Ordinary 150,000
" "	05/03/2009	$10,553	-	Ordinary 351,786

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
n/a	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Mr. Kevin Russeth	PO Box 1945 RSF, California 92067

Signature

print name Mr. Kevin Russeth capacity Registered and Beneficial Owner

sign here [signature] date 25/06/2009

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

HELMSMAN FUNDS MANAGEMENT LIMITED
ABN: 36 100 489 763

Suite 503, Level 5
23 Hunter Street
Sydney NSW 2000

Telephone + 61 2 9239 8100
Facsimile + 61 2 9239 8199

HELMSMAN capital

26 June 2009

Company Announcements Office
ASX Limited
Fax: 1300 135 638

QRSciences Holdings Limited
Unit 5, 435 Williamstown Road
Port Melbourne VIC 3207
Fax: +61 3 9646 2049

By facsimile - for immediate release

QRSciences Holdings Limited - Notice of change of interests of substantial holder

In accordance with Chapter 6C of the Corporations Act 2001, Helmsman Funds Management Limited in its capacity as trustee of Helmsman Capital Fund Trust IIA encloses an ASIC Form 604 (Notice of change of interests of substantial holder) in relation to the fully paid ordinary shares in QRSciences Holdings Limited.

Yours sincerely

Douglas Potter
Director

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme **QRSciences Holdings Limited ("QRS")**
ACN/ARSN **009 259 876**

1. Details of substantial holder (1)

Name **Helmsman Funds Management Limited ACN 100 489 763 in its capacity as trustee of Helmsman Capital Fund Trust IIA ("HFML"), Australian Executive Trustees Limited ABN 84 007 869 794 as custodian for Specialised Private Capital Limited as responsible entity for the Distressed Assets Fund ("AET"), Industry Funds Management (Nominees) Limited ABN 56 003 969 891 as the trustee for IFM Australian Private Equity Fund IV ("IFMN"), Helmsman Capital Holdings Pty Limited ACN 124 668 104 as trustee for the Helmsman Capital Holdings Trust ("HCH")**

ACN\ARSN (if applicable) **Noted above**

There was a change in the interests of the substantial holder on 25/06/09
The previous notice was given to the company on 06/05/09
The previous notice was dated 06/05/09

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary shares	12,425,864	12.3%	35,079,516	23.1%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme, are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
25/06/2009	HFML	Allotment of QRS shares arising from HFML participating in pro rata rights issue by QRS, the terms of which are set out in the Prospectus dated 18 May 2009	$0.02182 for each QRS fully paid ordinary share	Ordinary 6,212,932	6,212,932
25/06/2009	AET, IFMN and HCH	Allotment of QRS shares arising from HFML participating in pro rata rights issue by QRS, the terms of which are set out in the Prospectus dated 18 May 2009	Not applicable	Ordinary 6,212,932	6,212,932

25/06/2009	HFML	Shares subscribed for pursuant to the obligations of HFML (as Underwriter) pursuant to Underwriting Agreement with QRS dated 1 May 2009, as summarised in the Prospectus dated 18 May 2009	$0.02182 for each QRS fully paid ordinary share	Ordinary 16,440,720	16,440,720
25/06/2009	AET; IFMN and HCH	Shares subscribed for pursuant to the obligations of HFML (as Underwriter) pursuant to Underwriting Agreement with QRS dated 1 May 2009, as summarised in the Prospectus dated 18 May 2009	Not applicable	Ordinary 16,440,720	16,440,720

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
HFML	Bond Street Custodians Limited in its capacity as custodian for Helmsman Funds Management Limited in its capacity as trustee for Helmsman Capital Fund Trust IIA	HFML	Power to control disposal of securities under section 608(1)	Ordinary 35,079,516	23.1%
AET	Bond Street Custodians Limited in its capacity as custodian for Helmsman Funds Management Limited in its capacity as trustee for Helmsman Capital Fund Trust IIA	HFML	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power above 20% in Helmsman Capital Fund Trust IIA	Ordinary 35,079,516	23.1%
IFMN	Bond Street Custodians Limited in its capacity as custodian for Helmsman Funds Management Limited in its capacity as trustee for Helmsman Capital Fund Trust IIA	HFML	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power above 20% in Helmsman Capital Fund Trust IIA	Ordinary 35,079,516	23.1%
HCH	Bond Street Custodians Limited in its capacity as custodian for Helmsman Funds Management Limited in its capacity as trustee for Helmsman Capital Fund Trust IIA	HFML	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power above 20% in Helmsman Funds Management Limited.	Ordinary 35,079,516	23.1%

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	Not applicable

6. Addresses

The addresses of the persons named in this form are as follows:

Name	Address
HFML	Suite 503, Level 5, 23 Hunter Street Sydney NSW 2000
AET	Level 22, 207 Kent Street, Sydney NSW 2000
IFMN	Level 29, Casselden Place, 2 Lonsdale Street, Melbourne, VIC 3000
HCH	Suite 503, Level 5, 23 Hunter Street Sydney NSW 2000
Bond Street Custodians Limited in its capacity as custodian for Helmsman Funds Management Limited in its capacity as trustee for Helmsman Capital Fund Trust IIA	Level 17, 135 Hunter Street, Sydney, NSW 2000

Signature

print name DOUGLAS POTTER capacity DIRECTOR

sign here [signature] date 26/06/2009

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg, a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

QRSciences Holdings Limited

ASX AND MEDIA RELEASE

29 June 2009

APPOINTMENT OF DIRECTOR

QRSciences Holdings Limited, (QRS) is pleased to announce the appointment of Mr Douglas Potter to the Board of QRS.

Mr Potter is a Director of Helmsman Capital which has supported the recent recapitalisation of QRS via a combination of debt, placement and underwriting the renounceable rights issue. Mr Potter stated that he was looking forward to working with the QRS Board and management team to implement their business plan to grow the Q Video, Q Detection and Q Alarms businesses from a position of balance sheet strength.

About Helmsman Capital

Helmsman Capital is Australia's leading mid market special situations investor providing capital for balance sheet restructuring, operational turnarounds and industry consolidation opportunities. For more information on Helmsman Capital please visit their website at www.helmsman.com.au

About QRSciences

QRSciences Holdings Limited is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business Q Video Systems is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

For more information on the Company please visit www.QRSciences.com or www.qcctv.com.au , phone +61 3 9681 9854 in Australia or +1 (858) 613 8755 in the United States.

Mr. Rick Stokes

CEO

QRSciences Holdings Limited

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Robert G Halverson
Date of last notice	25 June 2009

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	As Show
Date of change	29 June 2009
No. of securities held prior to change Direct <Halverson Super Fund A/C>	2,260,436 Ordinary Shares. 42,000 $0.45 Options exp. 30/06/2012
Class	Fully Paid Ordinary Shares
Number acquired	484,840 Ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11,261.31

+ See chapter 19 for defined terms.

No. of securities held after change Direct <Halverson Super Fund A/C>	2,745,276 Ordinary Shares. 42,000 $0.45 Options exp. 30/06/2012
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

QRSciences Holdings Ltd
5/435 Williamstown Rd,
Port Melbourne
VIC 3207 Australia
T: +61 3 9681 9884
F: +61 3 9646 2049
www.qrsciences.com

30 June 2009

Hendrike Koehler
Adviser, Issuers (Perth)
ASX Markets Supervision Pty ltd
2 The Esplanade
Perth WA 6000

By email: Hendrike.Koehler@asx.com.au

Dear Hendrike

RESPONSE TO ASX QUERY DATED 29 JUNE 2009: APPENDIX 3Y – CHANGE OF DIRECTOR'S INTEREST

1. Please explain why the Appendix 3Y was lodged late.

   The Company notes that each of its directors lodged an updated Appendix 3Y on 26 June 2009. These related to the recently completed rights issue by the Company.

   Unlike the 3Y for the other directors however the 3Y for Mr Russeth included the additional share transaction on 18 June (as well as under the rights issue) necessitating earlier lodgement of the 3Y for Mr Russeth relative to the remaining directors of the Company.

   However due to an administrative oversight within the Company, the need for the earlier lodgement was not recognised and only occurred in conjunction with updated filings by other Directors of the Company.

2. What arrangements does the Company have in place with its directors to ensure that it is able to meet its disclosure obligations under listing rule 3.19A?

   The relevant information was provided to the Company within the required periods of time however in this instance the additional share transaction (on 18 June 2009) and its implications were not fully recognized by the Company in light of the recently completed rights issue.

3. If the current arrangements are inadequate or not being enforced, what an additional step does the Company intend to take to ensure compliance with listing rule 3.19B?

   The Company considers the current arrangements are adequate and in light of the unusual circumstances, does not consider further steps are required.

Yours sincerely,

Jamie Taylor
Company Secretary

QRSciences Holding Ltd
ABN 27 009 259 876

ASX AUSTRALIAN SECURITIES EXCHANGE

ASX Markets Supervision Pty Ltd
ABN 26 087 780 489
2 The Esplanade
Perth WA 6000

GPO Box D187
Perth WA 6840

Telephone 61 8 9224 0000
Facsimile 61 8 9221 2020
www.asx.com.au

29 June 2009

Jamie Taylor
Company Secretary
QRSciences holdings Limited
8-10 Hamilton Street
CANNINGTON WA 6106

By email: jtaylor@qcctv.com.au

Dear Jamie

QRSciences Holdings Limited (the "Company") Appendix 3Y –Change of Director's Interest Notice

We refer to the following;

1. **The Appendix 3Y lodged by the Company with ASX Limited ("ASX") on 26 June 2009 for Mr Kevin Russeth;**

2. **Listing rule 3.19A which requires an entity to tell ASX the following;**

   3.19A.1 The notifiable interests of a director of the entity (or in the case of a trust, a director of the responsible entity of the trust) at the following times.
   - **On the date that the entity is admitted to the official list.**
   - **On the date that a director is appointed.**

   The entity must complete Appendix 3X and give it to ASX no more than 5 business days after the entity's admission or a director's appointment.

   3.19A.2 A change to a notifiable interest of a director of the entity (or in the case of a trust, a director of the responsible entity of the trust). The entity must complete Appendix 3Y and give it to ASX no more than 5 business days after the change occurs.

   3.19A.3 The notifiable interests of a director of the entity (or in the case of a trust, a director of the responsible entit[illegible] trust) at the date that the director ceases to be a director. The entity must comp[illegible] 3Z and give it to ASX no more than 5 business days after the director ceases t[illegible]

3. **Listing rule 3.19B which states as f[illegible]**

   An entity must make such arrangements [illegible] of the entity (or in the case of a trust, a director of the responsible entit[illegible] ensur[illegible] [illegible]r discloses to the entity all the information required by the entity to give ASX complet[illegible] [illegible]ces 3X, 3Y and 3Z

within the time period allowed by listing rule 3.19A. The entity must enforce the arrangements with the director.

4. The Companies Update dated 27 June 2008, reminding listed entities of their obligation to notify ASX within 5 business days of the notifiable interests in securities held by each director and outlining the action that ASX would take in relation to breaches of listings rules 3.19A and 3.19B.

As the Appendix 3Y indicated that a change occurred on 18 June 2009, it appears that the Appendix 3Y should have been lodged with the ASX within 5 business days of the change of the director's interest. As the Appendix 3Y was lodged on 26 June 2009, it appears that the Company may be in breach of listing rules 3.19A and/or 3.19B.

Please note that ASX is required to record details of breaches of the listing rules by listed companies for its reporting requirements.

ASX reminds the Company of its contract with ASX to comply with the listing rules. In the circumstances ASX considers that it is appropriate that the Company make necessary arrangements to ensure there is not a reoccurrence of a breach of the listing rules.

Having regard to listing rules 3.19A and 3.19B and Guidance Note 22: "Director Disclosure of Interests and Transactions in Securities - Obligations of Listed Entities", we ask that you answer each of the following questions:

1. Please explain why the Appendix 3Y was lodged late.

2. What arrangements does the Company have in place with its directors to ensure that it is able to meet its disclosure obligations under listing rule 3.19A?

3. If the current arrangements are inadequate or not being enforced, what an additional step does the Company intend to take to ensure compliance with listing rule 3.19B?

Your response should be sent to me by email at hendrike.koehler@asx.com.au or by facsimile on facsimile number (08) 9221 2020. It should not be sent to the Company Announcements Office.

A response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie before 7.30 a.m. W.D.S.T.) on **Wednesday, 1 July 2009.**

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a form suitable for release and should separately address each of the questions asked. If you have any queries or concerns, please contact me on 9224 0015.

Yours sincerely,

Hendrike Koehler

Adviser, Issuers (Perth)

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

3 July 2009

QRSciences initiates process for unmarketable parcels

QRSciences Holdings Limited, ("QRSciences") (ASX:QRS) (QRSNY:PK) is pleased to announce as previously indicated to the market, that it has commenced the process of assisting shareholders with the disposal of their unmarketable parcels of shares.

The Company anticipates that this will significantly reduce the number of shareholders and administrative costs to the Company.

The closing date for shareholders with unmarketable parcels wishing to retain their shares is 7 August 2009 thereafter the Company will proceed to facilitate the sale of the unmarketable parcels of shares on behalf of relevant shareholders.

Any shareholders or investors wishing to participate in the purchase of the unmarketable parcels should register their interest with the Company by contacting the corporate office in Melbourne by telephone or by email to enquiries@qrsciences.com

A copy of the letter sent to affected shareholders is attached for information purposes.

"The unmarketable parcel sale could reduce our shareholder base by up to 80%. This will save the Company thousands of dollars in costs associated with printing and mailing. As mentioned previously the QRS board is committed to continue driving cost savings and unlocking value for shareholders," says Rick Stokes CEO QRS.

About QRSciences

QRSciences Holdings Limited is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business Q Video Systems is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

For more information on the Company please visit www.QRSciences.com or www.qcctv.com.au , phone +61 3 9681 9854

Mr. Rick Stokes

CEO

QRSciences Holdings Limited

QRSciences

Holdings Limited

30 June 2009

Dear Shareholder,

NOTICE OF INTENTION TO SELL UNMARKETABLE PARCEL OF SHARES

The share register of QRSciences Holdings Limited (**"Company"**) indicates that you are holding an "unmarketable parcel" of fully paid ordinary shares in the Company (**"Shares"**) (being a parcel of Shares with a value of less than $500.00) based on the closing price on ASX on 25 June 2009.

This notice is to inform you and all other holders of unmarketable parcels of Shares that in accordance with the Company's Constitution and the ASX Listing Rules, the Company intends to sell your Shares on your behalf unless you advise the Company that you wish to retain your Shares.

The Company has approximately 3000 shareholders, of which more than 2500 hold less than a marketable parcel of Shares. The registry and related costs of maintaining a small shareholding are the same as the costs of maintaining a large shareholding. The sale of these unmarketable parcels of Shares will assist the Company to lower its share registry costs and enable shareholders with small shareholdings to sell their shares without brokerage costs.

If you would like the Company to sell your Shares at no brokerage cost to you, there is no need to do anything. As soon as is practical after 7 August 2009, the Company will arrange for your shares to be aggregated with the holdings of all other shareholders participating in the sale facility and sold on market through its nominated broker, Bell Potter Securities. The Company will use its best endeavours to arrange the sale at the highest possible price obtainable at that time. The proceeds from that sale will be apportioned pro rata amongst all participating shareholders according to the number of shares sold on their behalf.

All costs associated with the sale of your Shares will be borne by the Company. No brokerage will be payable by you. A cheque for the proceeds will be forwarded to your registered address, or payment made in your nominated bank account in accordance with your instructions for payment of dividends. All sale proceeds will be paid in Australian dollars.

Please note there is no guarantee that the Company will be able to sell your Shares and that the sale proceeds may differ from the market value of your shares on 25 June 2009, depending on movements in the market price of the Company's Shares.

If you would like to retain your existing Shares you must complete, sign and return the attached Share Retention Form to the Company's Share Registry, Computershare Investor Services Pty Limited, by 5.00pm (Perth time) on 7 August 2009.

Should you have any queries regarding how the sale facility works please contact the Company's share registry, Computershare Investor Services Pty Limited on 1300 55 70 10 (from within Australia) or +61 8 923 2000 (from outside Australia).

If you require advice as to whether to sell your Shares, please consult your financial adviser.

Yours sincerely

Rick Stokes
Chairman

IMPORTANT NOTICE

PLEASE COMPLETE THIS FORM IF YOU <u>DO NOT</u> WISH FOR YOUR SHARES IN QRSCIENCES HOLDINGS LIMITED TO BE SOLD.

IF YOU DO NOT UNDERSTAND THIS NOTICE YOU SHOULD IMMEIDATELY CONSULT YOUR FINANCIAL ADVISER.

[Name of shareholder]
[Address]
[Address]

SHARE RETENTION FORM

If you wish to retain your Shares in QRSciences Holdings Limited ("**Company**") you must complete this form and return it to the Company's Share Registry so that it is received no later than **<u>5.00pm (Perth time) on 7 August 2009.</u>** Please mail or deliver the form to one of the following addresses:

BY POST
QR Sciences Holdings Limited
c/- Computershare Investor Services Pty Limited
GPO Box D182
Perth WA 6840

OR

BY HAND DELIVERY:
QR Sciences Holdings Limited
c/- Computershare Investor Services Pty Limited
Level 2, 45 St Georges Terrace
Perth WA 6000

If this form is not received by the Company's Share Registry by 5.00pm (Perth time) on 7 August 2009, your Shares will be sold.

I/we the shareholder(s) described above hereby give notice that I/we wish to retain my/our shareholding in the Company.

Please provide a contact name and telephone number where you can be contacted during business hours:

Contact name:	
Telephone number:	

<u>PLEASE SIGN HERE</u> – This section must be signed in accordance with the instructions overleaf to enable your instructions to be implemented.

Individual or Shareholder 1	Shareholder 2 (individual)	Shareholder 3 (individual)
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

When signed under Power of Attorney, the Attorney states that no notice of revocation has been received. A certified copy of the power of attorney must be sighted by the Company's share registrar.

Date

If you require further information on how to complete this form, please contact the Company's Share Registry, Computershare Investor Services Pty Limited, on 1300 55 70 10 (from within Australia) or +61 8 923 2000 (from outside Australia).

NOTE: If you currently have more than one holding on the Company's share register, you may wish to consider amalgamating them. For further advice in this regard, please contact Computershare Investor Services Pty Ltd on the above numbers.

THIS SHARE RENTENTION FORM MUST BE RECEIVED BY THE COMPANY'S SHARE REGISTRY BY NO LATER THAN 5.00PM (PERTH TIME) ON 7 AUGUST 2009.

Signing instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the shareholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the company's share registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Deceased Estate	all executors must sign and, if not already noted by the registry, a certified copy of Probate or Letters of Administration must accompany this form.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

ASX AND MEDIA RELEASE

3 July 2009

QRS CONTINUES TO RESTRUCTURE AND CUT COSTS

QRSciences Holdings Limited, ("QRSciences") (ASX:QRS) (QRSNY:PK) announces that its subsidiary, QRSciences Security Pty Ltd (QRSS), has recently made two middle management positions redundant to bring greater focus on all aspects of the operations of the business. Mr. Rick Stokes the CEO of QRS will take on additional responsibilities in the role of General Manager for Q Video Systems while maintaining his current responsibilities as CEO of QRS.

The National Engineering Manager role in QVS has also been made redundant further reducing the cost base for the business.

The cost savings to the business from these initiatives as well as reductions in the technology business unit is expected to be in excess of $600K per annum.

"The QRS board is committed to continue driving cost savings across all business units and these savings will assist in the process of unlocking value for shareholders. Sales will be unaffected and we are continuing to show strong revenue growth despite the economic slowdown," says Rick Stokes CEO QRS.

About QRSciences

QRSciences Holdings Limited is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business Q Video Systems is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

For more information on the Company please visit www.QRSciences.com or www.qcctv.com.au , phone +61 3 9681 9854

Mr. Rick Stokes

CEO

QRSciences Holdings Limited

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

9 July 2009

CORRECTION TO UNMARKETABLE PARCELS ANNOUNCEMENT

On 3 July 2009, QRSciences Holdings Limited (**"Company"**) announced that it had commenced the process of assisting shareholders with the disposal of their unmarketable parcels of shares. The announcement attached a notice sent by the Company to shareholders on 30 June 2009 regarding the proposed sale of unmarketable parcels.

The notice to shareholders states that shareholders wishing to retain their unmarketable parcels of shares should complete the Share Retention Form attached to the notice and return it to the Company's Registry.

Due to an oversight by the Company, the announcement and the notice to shareholders incorrectly stated that the closing date for return of Share Retention Forms was 7 August 2009.

The Company's constitution and the ASX Listing Rules prohibit the Company from proceeding with the sale of unmarketable parcels of shares until the date which is 6 weeks after the date of the notice given to shareholders, during which time shareholders are entitled to lodge the Share Retention Forms.

Accordingly, the correct closing date by which Share Retention Forms must be received by the Company is 5pm (Perth time) on 11 August 2009.

As soon as is practical after 11 August 2009, the Company will arrange for the shares of all shareholders participating the sale facility to be aggregated and sold on market through its nominated broker, Bell Potter Securities.

Yours sincerely

Rick Stokes
Chairman

QRSciences Holdings Ltd
5/435 Williamstown Rd,
Port Melbourne
VIC 3207 Australia
T: +61 3 9681 9884
F: +61 3 9646 2049
www.qrsciences.com

SEC Mail Processing
Section
SEP 18 2009
Washington, DC
110

For Immediate release to the market

QRSCIENCES HOLDINGS LTD
ASX Code QRS

15 JULY 2009

APPENDIX 4C

Please find attached Appendix 4C for the Quarter ended 30 June 2009 to be read in conjunction with ASX announcement titled "Quarterly Market Update".

For further information please contact Mr Jamie Taylor, Company Secretary and Chief Financial Officer on 03 9646 9016.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

QRSciences Holdings Limited

ABN	Quarter ended ("current quarter")
27 009 259 876	**30 June 2009**

Consolidated statement of cash flows

			Current Quarter $A'000	Year to date (12 months) $A'000
Cash flows related to operating activities				
1.1	Receipts from customers		5,803	20,581
1.2	Payments for	(a) staff costs	(930)	(3,937)
		(b) advertising and marketing	(28)	(165)
		(c) research and development	(380)	(909)
		(d) leased assets	(119)	(437)
		(e) other working capital	(4,354)	(17,941)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		107	126
1.5	Interest and other costs of finance paid		(37)	(286)
1.6	Income taxes paid		(120)	(120)
1.7	Other (Grant Income)		200	918
	Net operating cash flows		**141**	**(2,170)**

+ See chapter 19 for defined terms.

		Current Quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	**141**	**(2,170)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	(15)	(128)
	(c) intellectual property	-	-
	(d) physical non-current assets	(7)	(73)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	525	1,145
1.13	Other (provide details if material)	-	-
	Net investing cash flows	**504**	**944**
1.14	**Total operating and investing cash flows**	**645**	**(1,226)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	1,375	1,375
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	1,200	1,200
1.18	Repayment of borrowings	(1,115)	(1,554)
1.19	Dividends paid	-	-
1.20	Other (Capital Raising Costs)	(68)	-
	Net financing cash flows	**1,391**	**954**
	Net increase (decrease) in cash held	2,037	(272)
1.21	Cash at beginning of quarter/year to date	(1,176)	1,113
1.22	Exchange rate adjustments to item 1.20	(7)	11
1.23	**Cash at end of quarter**	**853**	**853**

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current Quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	148
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

None

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

None

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	3,000	811
3.2	Credit standby arrangements	-	-

QRSciences Security Pty Ltd has a debtor finance facility in place with its bankers of AU $3million.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	**Current Quarter $A'000**	**Previous quarter $A'000**
4.1 Cash on hand and at bank	1,664	198
4.2 Deposits at call	-	-
4.3 Bank overdraft	(811)	(1,374)
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.23)	853	(1,176)

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: [signature] Date: 15 July 2009
(Company secretary)

Print name: Jamie Taylor

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

15 July 2009

Quarterly Update: QRSciences announces strong quarter

QRSciences (ASX:QRS) (QRSNY:PK) today announced a strong quarter for the QRSciences Security business (QRSS), with sales of $ 5.061 Million, sales for the full year finished at $ 17.78 Million up 6% on last year's sales of $ 16.729 Million.

The Company had positive cash flow for the quarter of $ 2.036 Million which included repayment of a convertible note from Spectrum San Diego (Spectrum) and the proceeds from the recent rights issue. Shareholder response to the issue was excellent. The Company is positively placed to enjoy any increase in economic activity and looks forward to the future with confidence.

The QRSS business continues to make significant progress. Middle management positions have been reduced. Steps to streamline the business and enhance management capabilities and responsibilities will result in a more accountable and responsive team effort which will lead, ultimately, to the enhancement of shareholder value.

The QRSciences Pty Ltd (QRSPL) Perth based technology business is under review. The Board has made a decision to either divest this business unit or, alternatively, reconfigure to ensure its future viability.

The Company's technology investment in Spectrum continues to gather momentum with the recent successful launch of the "Car Scan" product.

The Board is confident that the Company's strategy will continue to deliver shareholder value and continues to rationalise and streamline its business units.

Update on Proprietary Technologies and Products:

- QRSciences Pty Ltd continues to work on the $ 840K contract from the National Security Science and Technology (NSST) Unit branch of the Department of Prime Minister and Cabinet for the development of next generation screening solutions and the AMDS contract valued at $ 1.06 Million.
- Spectrum, unveils the Car*SCAN*™ product at the Force Protection Equipment Demonstration VII (FPED VII) from May 19-21, 2009 at the Stafford County Regional Airport, Stafford, Virginia..

- The QRSciences Pty Ltd now under operational and strategic business review.

Update on the Sales and Distribution Business:

- The QRSS which comprises the Q Video Systems sales and distribution unit continues to grow and had a positive cash flow for the quarter of $ 573K, sales for the quarter were $ 5.061 Million and full year sales were up 6% on last year.

- The QRSS made two middle management positions redundant at 30 June 2009, the savings for this initiative along with other cuts in other business units, in particular the US Office will result in costs savings of around $ 600K over the next year.

- The QRSS business units continue to invest for growth, to increase profit and the business is again operating profitably with a strengthened balance sheet.

The Board and Senior Management of QRSciences continue to believe that the Company's assets are significantly undervalued by the market, and are continuing to work diligently to unlock that value for shareholders.

About QRSciences

QRSciences Holdings Limited is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business Q Video Systems is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

For more information on the Company please visit www.QRSciences.com or www.qcctv.com.au, phone +61 3 9681 9854 in Australia or +1 (858) 613 8755 in the United States.

Rick Stokes

CEO

QRSciences Holdings Limited

Appendix 4E

Preliminary final report

Name of entity

QRSciences Holdings Limited

ABN

26 009 259 876

Financial year ended

30 June 2009

Results for announcement to the market

				$A'000
Revenues from ordinary activities	up	5.3%	to	18,022
Profit from ordinary activities after tax attributable to members	up	101.98%	to	673
Profit for the period attributable to members	up	101.98	to	673

Dividends	Amount per security	Franked amount per security
Final dividend Interim dividend	Nil	Nil
Previous corresponding period	Nil	Nil

Record date for determining entitlements to the dividend. N/A

Consolidated Income Statement
For the year ended 30 June 2009

	2009 $'000	2008 $'000
Revenues from ordinary activities	18,009	16,730
Other Income	10	1,509
Cost of goods sold	(13,474)	(11,998)
Expenses from ordinary activities	(5,951)	(6,007)
Borrowing costs	(482)	(477)
Profit (loss) from ordinary activities before tax	**(1,887)**	**(243)**
Income tax on ordinary activities	(116)	84
Profit (loss) from continuing operations	**(2,004)**	**(159)**
Profit/(Loss) from discontinued operations	**2,677**	**(33,781)**
Net profit/(loss)	**673**	**(33,940)**
Net profit (loss) attributable to outside equity interests	-	-
Net profit (loss) for the period attributable to members	**673**	**(33,940)**
Total changes in equity not resulting from transactions with owners as owners	**673**	**(33,940)**

Consolidated Balance Sheet as at 30 June 2009

	2009 $'000	2008 $'000
Current assets		
Cash	1,675	1,120
Trade and other receivables	3,496	4,096
Prepayments	79	95
Inventories	4,441	4,472
Other	55	49
Non-current assets classified as held for sale	162	-
Total current assets	9,908	9,832
Non-current assets		
Intangibles - Intellectual Property	-	1,872
Other financial assets	3,319	110
Investments accounted for using the equity method	-	2,314
Property, plant and equipment	333	561
Other	189	861
Deferred Tax Assets	179	299
Total non-current assets	**4,020**	**6,017**
Total assets	**13,928**	**15,849**
Current liabilities		
Payables	2,400	2,848
Financial Liabilities	1,603	1,601
Provisions	102	459
Other Payables	-	270
Liabilities directly associated with non-current assets classified as held for sale	345	-
Total current liabilities	**4,451**	**5,178**
Non-current liabilities		
Financial Liabilities	1,430	-
Other Payables	-	5,115
Provisions	27	-
Financial Liabilities	31	935
Total non-current liabilities	**1,488**	**6,050**
Total liabilities	**5,939**	**11,228**
Net assets	**7,989**	**4,621**
Equity		
Contributed equity	70,790	69,285
Reserves	421	(769)
Accumulated losses	(63,222)	(63,895)
Equity attributable to members of the parent entity	**7,989**	**4,621**

Consolidated Statement of Changes in Equity
For the year ended 30 June 2009

	$000	$000	$000	$000	$000	$000	$000
	Contributed Equity				Accumulated Losses	Foreign Currency Translation Reserve	Total
	Ordinary	Pref A	Pref B	Share Options Reserve			
Balance at *1.7.2007*	**59,324**	**-**	**-**	**-**	**(29,955)**	**(377)**	**28,992**
Conversion of Pref B to ordinary equity		-	-	52			52
Shares issued during the year (net of transaction costs incurred)	9,961	-	-	-	-	-	9,961
Adjustments from translation of foreign controlled entities	-	-	-			(444)	(444)
Loss attributable to members of parent entity	-	-	-	-	(33,940)		(33,940)
Sub-total	69,285	-	-	52	(63,895)	(821)	4,621
Dividends paid/provided for	-	-	-	-	-	-	-
Balance at *30.6.2008*	**69,285**	**-**	**-**	**52**	**(63,895)**	**(821)**	**4,621**
Balance at *1.7.2008*	**69,285**	**-**	**-**	**52**	**(63,895)**	**(821)**	**4,621**
Share options issued during the year		-	-	-	-	-	-
Shares issued during the year (net of transaction costs incurred)	1,505	-	-	-	-	-	1,505
Adjustments from translation of foreign controlled entities	-	-	-	-	-	1,190	1,190
Profit attributable to members of parent entity	-	-	-	-	673	-	673
Sub-total	70,790	-	-	52	(63,222)	369	7,989
Dividends paid /provided for	-	-	-	-	-	-	-
Balance at *30.6.2009*	**70,790**	**-**	**-**	**52**	**(63,222)**	**369**	**7,989**

Consolidated Cash Flow Statement
For the year ended 30 June 2009

	2009 $'000	2008 $'000
Cash flows related to operating activities		
Receipts from customers	20,581	17,635
Payments to suppliers and employees	(23,389)	(23,071)
Interest and other items of similar nature received	126	83
Interest and other costs of finance paid	(306)	(265)
Income taxes paid	(120)	-
Other		
Grants	918	420
Other Income	-	1
Net operating cash flows	**(2,190)**	**(5,197)**
Cash flows related to investing activities		
Investments in listed securities	(99)	
Proceeds from Disposal of Equity Investments	50	650
Payment for purchases of property, plant and equipment	(73)	(176)
Loans to other entities	-	(861)
Loans repaid by other entities	1,145	-
Net investing cash flows	**1,023**	**(387)**
Cash flows related to financing activities		
Proceeds from issues of securities (shares, options, etc net of transaction costs)	1,321	9,821
Proceeds from Borrowings	1,200	1,802
Convertible Note Interest & Fees	(67)	-
Repayment of Borrowings	(1,554)	(4,782)
Net financing cash flows	**900**	**6,841**
Net increase (decrease) in cash held	(267)	1,257
Cash at beginning of period	1,120	(137)
Cash at end of period	**853**	**1,120**

Dividends

No dividend has been declared and no dividend payment has been made during this year.

Dividend Reinvestment Plan

There is no dividend re-investment plan in operation.

Ratios

Earnings per security (EPS)	**2009**	**2008**
Earnings Per Share for profit/(loss) from continuing operations attributable to the ordinary equity holders of the company		
Basic Earnings per share	**($0.013)**	**($0.002)**
Diluted Earnings per share	**($0.009)**	**($0.001)**
Earnings Per Share for profit/(loss) from discontinued operations attributable to the ordinary equity holders of the company		
Basic Earnings per share	**$0.018**	**($0.392)**
Diluted Earnings per share	**$0.013**	**($0.228)**
Earnings per share for profit/(loss) attributable to the ordinary equity holders of the company		
Basic Earnings per share	**$0.005**	**($0.393)**
Diluted Earnings per share	**$0.004**	**($0.223)**

Net Tangible Asset backing	**2009**	**2008**
Net tangible asset backing per ordinary security	**$0.053**	**$0.035**

Notes to the Consolidated Income Statement

Revenue and expenses from ordinary activities – continuing operations

	2009 $'000	2008 (restated) $'000
Revenue from ordinary activities		
Revenue from services and goods	18,009	16,730
Other Income		
Realised Gain On Disposal	46	233
Unrealised Gain/(Loss) on Disposal	(49)	-
Interest revenue	13	53
FX Gain	-	1,124
Other Income		99
Total	18,019	18,239
Cost of goods sold	(13,474)	(11,998)
Ordinary Expenses		
Employee benefits expense	3,031	3,288
Consulting Fees	471	622
Legal expense	171	169
Travel Expenses	165	208
Rent & Occupancy Costs	247	264
Bad & Doubtful Debts	580	52
Share of loss of associate	-	316
Printing, stationery & postage	64	148
Depreciation and amortisation excluding amortisation of intangibles	111	134
Advertising & Promotion	193	174
Other expenses	918	632
Total	**5,951**	**6,007**
Borrowings Costs		
Finance Costs	482	477

Notes to the Consolidated Balance Sheet

Consolidated Accumulated Losses

	2009 $'000	2008 $'000
Accumulated losses at the beginning of the financial period	(63,895)	(29,955)
Net loss attributable to members	673	(33,940)
Dividends and other equity distributions paid or payable	-	-
Retained profits (accumulated losses) at end of financial period	**(63,222)**	**(63,895)**

Reconciliation of net cash provided by operating activities to operating profit after income tax

	2009 $'000	2008 $'000
Operating profit/(loss) after income tax	673	(33,940)
Gain on BTG Reversed	(5,957)	
Depreciation & Amortisation	167	1,477
Non-cash Expenses	1,777	31,380
Gain on disposal of investments		(233)
Other Revenue	-	(399)
Share based payments to employees		83
Share based payments - other	72	109
FX translation movements	1,305	(1,149)
Share-based payments to employees		
Unrealised gain on FX movement		
(Increase)/Decrease in inventories	31	(1,468)
Increase /(Decrease) in creditors	(300)	108
Increase in deferred tax assets	120	(299)
Increase/(Decrease) in tax provisions	95	-
Increase/(Decrease) in provisions	(140)	(19)
(Increase)/Decrease in trade & other debtors	(33)	(847)
Net cash used in operating activities	**(2,190)**	**(5,197)**

Cash and Cash Equivalents

	2009 $'000	2008 $'000
Cash on hand and at bank	1,675	1,120
Short-term bank deposits	-	-
Total cash at end of period	**1,675**	**1,120**

The effective interest rate on short-term bank deposits was 3.75% and these deposits have an average maturity of 30 days

Reconciliation of Cash

Cash and cash equivalents	1,675	1,120
Bank overdrafts	(822)	-
	853	**1,120**

Control gained over entities having material effect

Name of entity:	N/A

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

NOTE 1: Basis of Preparation

The consolidated financial statements are a general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards, including Australian Accounting Interpretations and other authoritative pronouncements of the Australian Accounting Standards Board.

It is recommended that this financial report is read in conjunction with any public announcements made by the Company and its controlled entities during the year in accordance with continuous disclosure requirements arising under the Corporations Act 2001.

The accounting policies have been consistently applied by the entities in the economic entity and are consistent with those applied in the 30 June 2008 annual report, unless otherwise stated. This report does not include full disclosures of the type normally included in an annual financial report.

The financial report covers the economic entity of QRSciences Holdings Limited and controlled entities. QRSciences Holdings Limited is a listed public company, incorporated and domiciled in Australia.

The financial report of QRSciences Holdings Limited and controlled entities complies with all Australian equivalents to International Financial Reporting Standards (IFRS) in their entirety.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

NOTE 2: Contributed Equity

	2009 $	2008 $
(a) 151,735,256 Ordinary Shares Fully Paid	70,790,190	69,285,157
(b) 43,035,039 Listed Options exercisable at $0.45 on or before 30 June 2012	-	-
(c) 50,500 Options exercisable at $1.00 on or before 30 September 2010	-	-
(d) 1,114,384 Options exercisable at $0.30 on or before 10 May 2012	-	-
(e) 3,801,547 Options exercisable at $0.587 on or before 10 May 2014	-	-
(f) 3,801,547 Options exercisable at $0.797 on or before 10 May 2014	-	-
(g) 906,859 Options exercisable at $0.30 on or before 19 Oct 2012		
(h 450,000 Options exercisable at $0.15 on or before 22 April 2010		
(i) 450,000 Options exercisable at $0.20 on or before 11 April 2011		
(j) 7,500,000 Options exercisable at $0.237 on or before 10 May 2014	-	
	70,790,190	69,285,157

(a) Movements During the Period

Ordinary Issued and fully paid Share Capital

	2009	2008
Opening balance at the beginning of the reporting period	69,285,157	59,323,665
Issue of 21,134,373 FPO Shares under rights issue – Aug 07		6,340,332
Issue of 4,608,500 FPO Shares – Convertible Note Aug 07		1,382,550
Issue of 9,104,137 FPO Shares – Shortfall of Rights Issue Oct 07		2,731,311
Issue of 23,060 FPO Shares – Shortfall of Rights Issue Nov 07		1,161
Conversion of Options - Dunlop		216
Issue of 269,545 FPO Shares – Employee Share Plan May 08		31,000
Issue of 162,500 FPO Shares – Convertible Note Agreement Jun 08		26,000
Issue of 552,679 FPO Shares – Share based payments		82,827
Transaction Costs relating to Share Issues		(633,905)
Issue of 348,484 FPO Shares – Per Trafalgar Con Note	25,000	
Issue of 198,059 FPO Shares – Per Trafalgar Con Note	15,000	
Issue of 205,925 FPO Shares – Per Trafalgar Con Note	15,000	
Issue of 209,474 FPO Shares – Per Trafalgar Con Note	15,135	
Issue of 104,672 FPO Shares – Per Trafalgar Con Note	10,232	
Issue of 550,000 FPO Shares – Per Wakabayashi Consultancy Agreement	71,500	
Issue of 93,487 FPO Shares – Per Trafalgar Con Note	5,324	
Issue of 235,520 FPO Shares – Per Trafalgar Con Note	11,211	
Issue of 196,844 FPO Shares – Per Trafalgar Con Note	5,856	
Issue of 336,134	10,000	
Issue of 12,425,864 FPO Shares – Private Placement Helmsman	271,132	
Issue of 50,578,419 FPO Shares via Rights Issue	1,103,651	
Transaction Cos's relating to Share Issues	(54,007)	
Closing balance at the end of the reporting period 151,735,256	70,790,190	69,285,157

NOTE 3: Segment Reporting

	Investment Holdings		CCTV Security Equipment		Economic Entity (Continuing Operations)		Economic Entity (Discontinued Operations)	
	2009 $'000s	2008 $'000s	2009 $'000s	2008 $'000s	2009 $'000s	2008 $'000s	2009 $'000s	2008 $'000s
Primary Reporting – Business Segments								
REVENUE								
External sales	-	-	17,781	16,730	17,781	16,730	403	436
Other revenue	14	278	227	1,231	241	1,509	1,092	1,696
Gain on BTG	-	-	-	-	-	-	5,957	-
Total segment revenue	14	278	18,008	17,961	18,022	18,239	7,452	2,132
RESULT								
Segment result	(1,679)	(1,434)	(209)	1,191	(1,887)	(243)	2,677	(33,781)
Profit before income tax	(1,679)	(1,434)	(209)	1,191	(1,887)	(243)	2,677	(33,781)
Income tax benefit/(expense)	-	-	(116)	84	(116)	84	-	-
Profit after income tax	(1,679)	(1,434)	(325)	1,275	(2,004)	(159)	2,677	(33,781)
ASSETS								
Segment assets	5,493	7,104	8,640	8,745	14,134	15,849	162	-
Unallocated assets		-	-		(367)			
Total assets	5,493	7,104	8,640	8,745	13,765	15,849	162	-
LIABILITIES								
Segment liabilities	1,629	6,873	3,966	4,355	5,594	11,228	345	-
Unallocated liabilities								
Total liabilities	1,629	6,873	3,966	4,355	5,594	11,228	345	
OTHER								
Investments accounted for using the equity method		2,630	-	-		2,314		
Acquisition of non-current segment assets		11	73	165	73	176		
Depreciation and amortisation of segment assets	-	1,343	111	134	111	1,477	56	94

NOTE 4: Contingent Liabilities

There are no contingent liabilities to be disclosed as at 30 June 2009.

COMMENTARY ON THE RESULTS FOR THE PERIOD

QRSciences Holdings Limited is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business QRSciences Security Pty Ltd is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

Consolidated Result

QRSciences Holdings Limited results for the year ended 30 June 2009. The Company's full year revenue increased by 5.3% to $18.02m. For the period the Company had a net profit of $673k against a loss last period of $33.94m.

The profit was driven by the continuing restructure of the Company's operations and in particular the write back of $5.96m associated with the disposal of the patents which the Company had purchased from British Technology Group (BTG) in 2006.

Capital Raising Successfully Completed

On 20 April, 2009 the Company announced that it accepted an offer from Helmsman Funds Management Limited as Trustee and Manager of Helmsman Capital Fund II ("Helmsman") to provide expansion capital to fuel the Company's continuing growth and to retire the existing Convertible Note debt with Trafalgar Capital Specialized Investment Fund ("Trafalgar")("Offer"). Under the terms of the Offer Helmsman made an initial investment of up to $2.6 million through a combination of senior debt, a private placement and underwrote the company's renounceable 1 for 2 rights issue.

Helmsman is a Sydney based special situation investor that focuses on industry consolidations, operational turnarounds and financial restructurings. Helmsman has raised over $140 million for investment from institutional and high net worth investors who see the value potential from the unique opportunities that Helmsman uncover.

Structure of the Capital Raising

1. Entered into a $1.2 million interest only Senior Secured Debt Instrument maturing on March 31, 2012. The facility was put in place on the 1 May 2009.
2. Entered into an agreement on 1 May 2009 for the Private Placement to Helmsman of 12% of the ordinary shares in QRSciences at 2.18 cents per share on 4 May 2009.
3. Completed an underwritten renounceable rights issue of 1 New Share for every 2 Existing Shares held by eligible shareholders at an issue price of 2.182 cents per New Share, which closed on 17 June and raised $1,103,621.10 before issue costs.

The total funds raised under the Capital Raising was approximately $2.574m.

Disposition of Unmarketable Parcels of QRS Shares

As part of the capital raising initiative QRS announced plans to buyback or dispose of all unmarketable parcels of stock held by shareholders.

As of August 10'th QRS had approximately 3000 shareholders, of which more than 2300 held less than a marketable parcel ($500 worth or approximately 16,000 shares) of shares at the record date. The registry and related costs of maintaining a small shareholding are the same as the costs of maintaining a large shareholding. The sale or placement of these unmarketable parcels of shares will assist the Company to lower its share registry costs and enable shareholders with small shareholdings to sell their shares without brokerage costs.

Shareholders that held unmarketable parcels that wanted to maintain their shareholding in QRS were given the opportunity to top up their shareholding in the rights issue to bring their holding above the $500 minimum parcel size, alternatively they could register their intention to maintain their current holding in the Company.

At the closing date for measurement of the unmarketable parcels the number of shares that were transferred into the unmarketable parcels category was 5,778,308 shares. These shares will be sold on behalf of the shareholders over the coming months.

QRS now has approximately 1,300 registered shareholders.

The Future Direction of the Company

The completion of the Capital Raising was a triumph in very difficult market conditions and positions the Company for an exciting future.

The Board and Management of the Company continue to believe that the real value of the Company is not reflected in the Company's share price as quoted on the ASX. The Board is pleased to report that it is well advanced on a number of fronts with respect to the restructuring, divestiture and sale of it its non-core assets which will allow the market to better appreciate the Company's position and value.

The Board and Management continue to actively seek opportunities to unlock value for the shareholders. Accordingly, we recently announced our intention to divest or restructure the QRSciences Pty Ltd Perth based technology business. We also plan to divest our subsidiary in the US, Diversified Opportunities and believe that within the next twelve months there is a likelihood that the Company will realize its investment in Spectrum.

The security distribution business in Australia carries with it prospects for future growth, profitability and significant market presence. The Company will also seek opportunities for expansion in aligned business opportunities that will enhance the value of the parent business.

Update on Proprietary Technologies

QRSciences Pty Ltd (QRS)

- The QRSciences technology business in Perth, Western Australia completed two contracts and continues to work on the AMDS research and development contract funded by Australian Customs and the U.S. Technical Support Working Group (TSWG)
- Installations of the proprietary AMDS technology into Australia post mail gateways continues on schedule and maintenance contracts over the next 3 years provide ongoing revenue.
- Development of an enhanced AMDS prototype funded by Australian Customs, The Office of Prime Minister and Cabinet and the US Government through TSWG will further broaden the range of applications of this new technology.
- First phase of the Air Cargo Screening development work sponsored under a NSST contract has been successfully completed. Trials and corresponding results were very positive in a highly publicized area of security and observed by the US Government, Australian Government and military security representatives from the US.
- Continues to develop its core technology Quadrupole Resonance (QR) and to work with interested parties to unlock the potential of the technology in new security/ contraband detection applications.
- Due to slow commercial development and the associated commercial risk of the QR technology the Company offered back a suite of patents to BTG, from whom it originally purchased in 2006 resulting in approximately a $5.97m net gain on reversal
- The technology group in Perth has undergone significant restructuring over the past 18 months and is operating near breakeven on existing contract research revenue, grant funding, along with product and service revenue.
- Visit http://www.qrsciences.com for more information

Diversified Opportunities (DVOP.OB)

- DVOP is a fully audited public shell company that trades on the US bulletin board.
- The Company expects to dispose of this asset in the upcoming financial year.

Update on the Distribution Business

The Company's wholly owned distribution business QRSciences Security Pty Ltd is comprised of three divisions, Q Video Systems (QVS), Q Alarm Supplies (QAS) and Q Detection Systems (QDS).

The business operates in the Australia security market and is now seen as one of the market leaders in Closed Circuit Television Systems (CCTV) industry. The business is now firmly established in Victoria, New South Wales and Queensland and has recently opened up operations in Western Australia. Some of the highlights for the business in FY09 are shown below;

- Revenues in the Q Video Systems (QVS) business continue to hold up and margins improve after improvement in Australian Dollar.
- Estimate 15-20% revenue growth in business unit in FY10
- Impact of weak Australian Dollar negatively affected cash flow in FY09.
- Forecast sales improvement and strengthening Australian dollar should lead to recovery and return to profitability and positive cash flow
- Continued success with IP based video systems from Verint in Canada.
- Success with 2 major retail chain rollouts that will contribute to sales over the next 12 months.
- Continued development of the QVS brand of proprietary CCTV products that will underpin sales in the coming years.
- First sales of Detection Products by the Q Detection Systems (QDS) business in the Saudi Arabia with potential to expand our sales opportunities in the Middle East.
- Establishment and first sales for the Q Alarm Supplies business, which will operate from the Q Video Systems sales locations.

Update on the Spectrum San Diego Business

- Spectrum recently raised approximately US$ 1.1m at US$ 7 per share, valuing QRS stake at approximately A$ 5.245m
- Capital raising initiatives by Spectrum has reduced QRS stake to 24.2%
- Ongoing maintenance of Cast*Scope* at 11 major airports including Los Angeles, New York, Washington D.C., Denver Atlanta and Minneapolis.
- Demonstrated Car*Scan* product at FPED VII in May 2009 in the Washington D.C. area. FPED is the premier tradeshow for marketing equipment to the US Government and is sponsored by Office of the Under Secretary of Defense for Acquisition, Technology & Logistics (OUSDAT&L), Department of Energy (DOE), Department of Homeland Security (DHS), Joint Staff (JS), National Institute of Justice (NIJ), National Nuclear Security Administration (NNSA) and Technical Support Working Group (TSWG). Please visit http://www.fped7.org for more information.
- Concurrent with FPED an additional Car*Scan* unit underwent testing and field-trials by two US Government agencies at undisclosed locations. Applications for the Car*Scan* product include border and maritime security, critical infrastructure protection and military applications.
- Visit http://www.spectrumsdi.com for more information

Carrying strong momentum into FY10

The Company is expecting continued revenue growth in FY10. This positive outlook embraces a continuation of the strong growth being experienced by our Distribution businesses, as it increases market share and diversifies its products in the rapidly growing Australian security products market.

REVIEW OF OPERATIONS AND PRINCIPAL ACTIVITIES

The Company's primary focus remains the investment, development, commercialisation and sale of security related technologies and products. The Company's proprietary technologies include patented magnetic sensing technology used to detect explosives, narcotics, weapons and other contraband.

The Company acquired the business and selected assets of Baxall (Australia) Pty Ltd in FY07 and subsequently renamed the business QRSciences Security Pty Ltd. The business is a direct seller and distributor of surveillance and monitoring equipment, including closed circuit television (CCTV) security cameras, digital video recorders (DVR) and related components. The business provides QRSciences with a significantly enhanced presence in the broader security market and, through its well-established sales and distribution capability in Australia and across the Southeast Asian region, the means to accelerate the uptake of QRSciences' own proprietary technologies. We expect the business to continue to grow in the future and be the cornerstone revenue source for the Company for many years to come.

There has been no significant change in the nature of the economic entity's principal activities during the period.

EVENTS SUBSEQUENT TO REPORTING DATE

None

Annual meeting

The annual meeting will be held as follows:

Place	To be advised
Date	To be advised
Time	To be advised
Approximate date the annual report will be available	20 September 2009

Compliance statement

- The Appendix 4E, and the accounts upon which the Appendix 4E is based, use the same accounting policies.
- This Appendix 4E does give a true and fair view of the matters disclosed.
- This Appendix 4E is based on financial statements which are in the process of being audited.
- The entity has a formally constituted audit committee.

Sign here: Date: 31 August 2009

(Company Secretary)

Print name: Jamie Taylor

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

QRSciences post maiden profit and forecast strong growth for 2010

Summary

QRSciences Holdings Limited (ASX:QRS) (QRSNY:PK) ("QRSciences") announced its results for the year ended 30 June 2009. Revenue increased by 5.3% up to $18.02m. For the period the Company had a net profit after tax of $673k against a loss last period of $33.94m.

The profit was driven by the continuing restructure of the Company's operations and in particular the write back of $5.976m associated with the disposal of the patents which the Company had purchased from British Technology Group (BTG) in 2006.

The Company is forecasting revenue and profit growth in a range of 15-20% for FY10

In addition to the Company's operating business it owns a handful of non-core assets including a 24.2% stake in Spectrum San Diego; a technology subsidiary based in Perth, Western Australia, QRSciences Pty Ltd; and a 97.83% stake in Diversified Opportunities which is a U.S. based publicly traded shell. There is high degree of likelihood that the Company will divest some or all of these assets in the upcoming financial year.

FY09 Highlights

QRSciences Security Pty Ltd (QRSS)

- QRSS had revenue of $17.78m in FY09 up from $ 16.73m or 6% compared with FY08, the loss for the year was $ 756k against a profit in FY08 of $1.2m; the loss includes an increase in provisions of $ 566k.
- The adjusted loss after movement in provisions for QRSS was $ 189k for FY09.
- The results were affected by the decline in value of the Australian Dollar and the slowdown in commercial activity in the market in the first half of FY09.
- QRSS had a positive cash flow for the last quarter of FY09 of $ 573k; sales for the quarter were $ 5.061m with a net profit of $ 430k, which sets the scene for good growth in FY10.
- QRSS went through a restructure in the last quarter to streamline the business and ensure the business maintains future profitability.
- QRSS forecasts growth in profit and sales in a range of 15-20% in FY10.
- The QRSS business unit's recently established Q Alarm Supplies (QAS) has shown encouraging signs with expectations that it will contribute solidly to the results in FY10.

QRSciences Pty Ltd (QRSPL)

As announced on 15 July, 2009 the Company intends to divest or restructure the QRSciences Pty Ltd business located in Perth. The Company is currently seeking indications of interest from potential purchasers and expects to finalise these matters in the next few months.

The Company worked on three government contracts during FY09 which are described below:

AMDS I Contract Status

Australian Customs have informed the Company that they expect to purchase another AMDS-I unit for the Sydney Gateway Facility.

Scheduled maintenance for the seven installed AMDS-I units is progressing satisfactorily. Service dates for all units have been brought in-line commencing July 1, 2009 with annual service revenue of approximately $10k per deployed unit.

AMDS-II Contract Status

The AMDS-II contract will generate approximately $500k in revenue through the end of the calendar year. Sales of the upgraded device will depend upon trials that are scheduled for November. In addition, we could see 1-2 machines purchased by TSWG for extended trials in the US including some cost reimbursement to support those requirements. Longer term, we hope for continuing support from Australian Customs and other stakeholders including the US Army who have shown interest in assessing the technology for mass transit applications.

NSST - Air Cargo Screening Contract Status

The first phase of this project was completed in March. The Company has a unique approach that has generated significant interest both in Australia and internationally. A patent was filed recently to protect the invention. Initial trials have shown great potential with projected detection rate for a full size scanner approaching 100% and false alarm rate as low as 1%. False alarm rates below 5% are considered exceptional. This is an extremely topically area and has a large potential market with over 600 distribution points in the US alone. The world wide air cargo screening market is in excess of a billion dollars.

There is strong support within the Prime Minister and Cabinet's office to see the project through to completion and they have encouraged the Company to find a partner to take the project through to commercialization. PM&C are assisting the Company in its search for additional support from other national and international government departments.

The national NSST, RSCT program for 2009-2010 opened on 22/08/09 and QRS will be putting forward two submissions for this work. The proposals will be structured around funding to complete proof-of-concept and full proto-type.

Spectrum SDI, Inc

QRS is Spectrum's second largest shareholder and maintains a 24.2% preferred equity stake, 20.2% on a fully diluted basis.

To date the Spectrum organisation has commercialized 3 products including Car*SCAN*™, CastScope and SentryScope.

Spectrum has made outstanding progress on the Car*SCAN*™ project since being awarded a U$1.6M contract in June 2007. Car*SCAN*™ is an archway configuration that uses an ultra-low-level x-ray beam to screen vehicles for car-bombs, contraband and hidden persons.

The Car*SCAN*™ product was unveiled at the Force Protection Equipment Demonstration VII (FPED VII) from May 19-21, 2009 at the Stafford County Regional Airport, Stafford, Virginia.

Concurrent with FPED, the Car*SCAN*™ unit underwent testing conducted by the U.S. Government. Field trials are being conducted with potential customers including U.S. Customs, TSA Maritime and the U.S. military.

Car*SCAN*™ is a break-through technology with the potential for extremely rapid market growth. A number of tenders are out and sales are expected from this product in the second half of CY10.

CastScope was developed for the TSA to screen passengers wearing casts, bandages, and artificial limbs. Spectrum received its first delivery order from TSA in September 2007, totally U$1.7m. Delivery was completed last year and there are now 34 units in operation. Additional demonstration units have been sold in Australia, Italy and China.

WeaponScan is Spectrum's concept product for next generation body scanner. The Company has filed for U.S. patent protection and completed the conceptual design of the product. The commercialization of this product is on hold due to the company's lack of resources and current focus on the Car*SCAN*™ and CastScope projects.

Spectrum recently raised capital at $7.00 per share giving it a deemed valuation of approximately U$16m.

Update on Diversified Opportunities in the US

The Company owns a 97.83% stake in Diversified Opportunities (DVOP) that it wishes to sell. DVOP is a U.S based publicly traded shell company which is actively looking for an investment opportunity which will provide an appropriate exit for the Company.

FY10 Outlook

FY09 was another important year in the development of our Company. We withstood the affects of the global economic crisis and were able to grow the business and raise capital under the most volatile conditions seen in financial markets for many years.

Building on that momentum the Company expects its revenue for FY10 to be in the range of $21-23m. The guidance is based on current estimates and customer indications of demand for the QRSciences Security distribution business. This positive outlook anticipates a continuation of the strong growth experienced by the group to date, as it increases market share in the rapidly growing Australian security products market.

The guidance provided to the market does not include any revenue projections for QRSciences technology assets.

We expect our business to continue to grow both organically and through opportunities that present themselves in the market. In addition we continue to work diligently to unlock what we believe is hidden value in our technology assets. The Company expects some disposal and divestiture activity of non-core assets to occur over the coming year which will further bolster our cash position.

Rick Stokes

CEO
QRSciences Holdings Limited

About QRSciences

QRSciences Holdings Limited is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business Q Video Systems is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

For more information on the Company please visit www.QRSciences.com or www.qcctv.com.au, phone: +61(3)9681-9854